QuickLinks -- Click here to rapidly navigate through this document

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Name of exchanges on which registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:

MR. MICHEL ROBITAILLE
Delegate General
 Québec Government House
Rockefeller Center
One Rockefeller Plaza
26th Floor
New York, NY 10020-2102

Copies to:

MR. ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	MR. PAUL ROBILLARD Corporate Treasurer Hydro-Québec 75 René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

*The Registrant is filing this annual report on a voluntary basis

The information set forth below is to be furnished:
1.	In respect of each issue of securities of the registrant registered, a brief statement as to:
	(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.
Not applicable.
	(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.
Not applicable.
	(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.
Not applicable.
2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:
(a)
Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)
Reference is made to pages 42, 53 and 54 of Exhibit (d) hereto.
	(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)
Reference is made to pages 42 and 54 to 56 of Exhibit (d) hereto.
3.
A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.
Reference is made to pages 53 to 56 of Exhibit (d) hereto.
4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:
(1) Total amount held by or for the account of the registrant.
None.
(2)
Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.
Not practicable to do so.
(3) Total amount otherwise outstanding.
Not applicable.*

* No securities of the registrant are registered under the U.S. Exchange Act of 1934, as amended.

	(b)	If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.
Not applicable.
5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:
	(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)
$46 million. The item "floating indebtedness" refers to indebtedness with an original maturity of less than one year.
	(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)
None. The item "floating indebtedness" refers to indebtedness with an original maturity of less than one year.
6.
Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.
Reference is made to pages 30 to 52 of Exhibit (d) hereto.
7.	(a)
If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.
None.
	(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.
Not applicable.
This annual report comprises:
	(a)	The cover page and pages numbered 2 to 4 consecutively.
	(b)	The following exhibits:
(a) None
(b) None
(c) None
(d) Description of Hydro-Québec, dated as of April 27, 2004 (including audited consolidated financial statements of Hydro-Québec for the year ended December 31, 2003).
(e) Consent of Samson Bélair/Deloitte & Touche s.e.n.c.r.l. and PricewaterhouseCoopers LLP.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montréal, Canada, on the 27th day of April, 2004.

HYDRO-QUÉBEC
By:	/s/ PAUL ROBILLARD Paul Robillard Corporate Treasurer

EXHIBIT INDEX

Exhibits	Description
(d)	Description of Hydro-Québec, dated as of April 27, 2004, including audited consolidated financial statements of Hydro-Québec for the year ended December 31, 2003.
(e)	Consent of Samson Bélair/Deloitte & Touche s.e.n.c.r.l. and PricewaterhouseCoopers LLP.

EXHIBIT (d)

This description of Hydro-Québec is dated as of April 27, 2004 and appears as Exhibit (d) to Hydro-Québec's annual report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2003.

This document may be delivered to you at any time but you should assume that the information is accurate only as of April 27, 2004. Hydro-Québec's business, financial condition, results of operations and prospects may have changed since that date.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Hydro-Québec, unless it is included in a registration statement filed under the Securities Act of 1933, as amended.

FOREIGN EXCHANGE

        Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by fundamental forces without intervention except as required to maintain orderly conditions. Annual average noon spot exchange rates for major foreign currencies in which the debt of Hydro-Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	1999	2000	2001	2002	2003	2004(1)
United States Dollar	$1.4858	$1.4852	$1.5484	$1.5704	$1.4015	1.3178
Euro	1.5847	1.3704	1.3868	1.4832	1.5826	1.6486
Swiss Franc	0.9901	0.8793	0.9184	1.0112	1.0418	1.0510
Pound Sterling	2.4038	2.2499	2.2298	2.3582	2.2883	2.4241
100 Japanese Yen	1.3110	1.3780	1.2755	1.2554	1.2088	1.2301

(1)
Monthly average through the end of March 2004.

Source: Bank of Canada.

        In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

SUMMARY

        The information below is qualified in its entirety by the detailed information contained elsewhere in this document.

	Years ended December 31
	1999	2000	2001	2002	2003
	(dollar amounts in millions)
Statistical Information — Electricity
Electricity sales (in TWh)
Québec	147.0	152.8	152.2	158.6	167.1
Canada (Outside Québec)/United States	24.2	36.9	42.4	54.2	15.8
Other countries	0.5	0.4	0.4	0.5	0.5

	171.7	190.1	195.0	213.3	183.4

Revenue from electricity sales
Québec	$7,448	$7,794	$7,803	$8,112	$8,578
Canada (Outside Québec)/United States	1,016	2,349	3,082	3,467	1,344
Other countries	35	31	38	40	38

	$8,499	$10,174	$10,923	$11,619	$9,960

Average rate increase (Québec) for the rate year beginning May 1	nil	nil	nil	nil	0.8%
Customer accounts at end of year (in thousands)	3,505	3,529	3,557	3,597	3,644
Installed capacity at end of period (in MW)(1)	32,648	32,655	32,654	32,661	33,616
Peak power requirements in Québec for winter beginning in December (in MW)	31,470	30,412	30,080	34,989	36,268
Consolidated financial information
Total revenue	$9,600	$11,416	$12,563	$13,001	$11,425
Interest expenses (including capitalized interest)	$3,231	$3,289	$3,149	$2,980	$2,829
Net income(2)(3)	$1,223	$873	$595	$1,526	$1,931
Earnings before interest, depreciation, amortization, decommissioning and non-controlling interest(2)	$5,981	$5,795	$5,308	$6,266	$6,321
Capital expenditures	$2,109	$3,501	$1,889	$2,486	$3,170
Interest coverage(4)	1.33	1.37	1.43	1.56	1.66
Total assets(2)	$57,150	$58,881	$58,663	$59,098	$57,703
Long-term and perpetual debt(2)(5)	$36,593	$35,565	$37,906	$37,327	$34,796
Shareholder's equity(2)(6)	$13,175	$13,513	$13,539	$14,215	$15,127
Capitalization ratio(2)(7)(8)	25.4%	25.1%	25.0%	26.2%	29.9%
Permanent employees at end of year (in thousands)(9)	17.3	17.3	17.7	18.0	18.3

(1)
Of total installed and minimum firm available capacity at December 31, 2003, 93% was hydroelectric and 7% was thermal. In addition, we have access to most of the generation of the Churchill Falls power plants and to all the output from the Matane and Cap-Chat wind farms.

(2)
In 2002, financial statements were restated as a result of the retroactive application of a new Canadian accounting standard on foreign currency translation which eliminates the deferral and amortization of foreign exchange gains and losses related to unhedged foreign-denominated monetary items and requires that such gains or losses be recognized in the year's income.

(3)
Net income originally reported for the years 1999 to 2001 was $906 million, $1,078 million and $1,108 million, respectively.

(4)
Sum of operating income and net investment income divided by gross interest expense.

(5)
The perpetual debt is translated at the closing foreign exchange rate in effect at the balance sheet date, whereas prior to the 2002 change in accounting standard it was translated at the rate in effect on the date of issue.

(6)
Shareholder's equity originally reported for the years 1999 to 2001 was $13,741 million, $14,280 million and $14,834 million, respectively.

(7)
Shareholder's equity divided by the sum of shareholder's equity, long-term debt, perpetual debt, short-term borrowings and current portion of long-term debt less financial assets related to debt.

(8)
The capitalization ratio originally reported for the years 1999 to 2001 was 26.2%, 26.2% and 26.8%, respectively.

(9)
Excludes employees of subsidiaries and joint ventures.

Units of measurement:

GW:	gigawatt, or 1 million kilowatts	GWh:	gigawatthour, or 1 million kilowatthours
MW:	megawatt, or 1 million watts	TWh:	terawatthour, or 1 billion kilowatthours
kWh:	kilowatthour, or 1 thousand watthours	kV:	kilovolt, or 1 thousand volts

MAP OF MAJOR INSTALLATIONS AT DECEMBER 31, 2003

HUDSON BAY
QUÉBEC
Generating station rated 300 MW or more
Generating station rated 300 MW or more under construction
735-kV substation
735-kV line
± 450-kV direct-current (DC) line
Interconnection with neighboring system
Neighboring system facilities
Boundary of territory governed by The James Bay and Northern Québec Agreement
Laforge-2
Brisay
Robert-Bourassa
La Grande-2-A
La Grande-2
La Grande-1
La Grande-3
Laforge-1
La Grande-4
Radisson
Chissibi
Tilly
Lemoyne
JAMES BAY
Eastmain-1
Nemiscau
Albanel
to Churchill Falls G.S. (interconnection)
Sainte-Marguerite-3
Manic-5-PA
Manic-5
Arnaud
Toulnustouc
Chibougamau
Micoua
Manic-3
Abitibi
Outardes-4
Outardes-3
Manic-2
Manicouagan
ST. LAWRENCE RIVER
Bersimis-1
Bersimis-2
Outardes-2
Chamouchouane
Bergeronnes
Saguenay
Trenche
Périgny
La Vérendrye
Jacques-Cartier
Laurentides
Lévis
Gentilly-2
Grand-Brûlé
Bécancour
Nicolet
Chénier
Duvernay
Tracy
Carillon
Carignan
Boucherville
Appalaches
Hertel
Montérégie
Châteauguay
Des Cantons
Beauharnois
NEW BRUNSWICK
PRINCE EDWARD ISLAND
ONTARIO
MAINE
NOVA SCOTIA
LAKE ONTARIO
VERMONT
NEW YORK
NEW HAMPSHIRE
ATLANTIC OCEAN
UNITED STATES
MASSACHUSETTS
CONNECTICUT
RHODE ISLAND
PENNSYLVANIA
NEW JERSEY
NORTH AMERICA
United States
Canada
Québec
United States
Mexico
QUÉBEC
Montréal region

HYDRO-QUÉBEC

GENERAL

        We operate one of the two largest systems in Canada for the generation and distribution of electric power. We supply virtually all electric power distributed in Québec, the largest province in Canada in land area and the second largest in population.

        Hydro-Québec was created in 1944 by the Hydro-Québec Act of the Parliament of Québec and is an agent of Québec. All capital stock of Hydro-Québec is held by the Minister of Finance on behalf of the government of Québec (the "Government").

        Our head office is located at 75 René-Lévesque Boulevard West, Montréal, Québec, Canada H2Z 1A4.

        Our operations are allocated among six business segments:

  •
  Distribution: Hydro-Québec Distribution develops and operates our distribution system and is responsible for sales and service to Québec customers.

  •
  Transmission: Hydro-Québec TransÉnergie develops and operates our transmission system in Québec and manages our foreign investments in transmission assets. It is responsible for the operation of our internal telecommunication network.

  •
  Generation: Hydro-Québec Production operates and develops our generation facilities in Québec and abroad. It guarantees the supply of heritage pool electricity to the Québec market (see "Regulatory Framework — Energy Board Act") and it participates in the Québec wholesale market by responding to calls for tenders from Hydro-Québec Distribution. It sells electricity on wholesale markets outside Québec and engages in energy trading activities.

  •
  Oil and Gas: Hydro-Québec Pétrole et Gaz comprises all activities related to the pipeline transmission of oil, natural gas and liquid natural gas, as well as distribution of natural gas. Activities related to the exploration of oil and gas are also included in this segment.

  •
  Construction: Hydro-Québec Équipement and our wholly-owned subsidiary, Société d'énergie de la Baie James ("SEBJ"), provide engineering services and carry out construction projects in Québec and in other parts of the world.

  •
  Corporate and Other Activities:  includes corporate activities related to financial services, human resources, strategic planning and corporate affairs, procurement and computer services. It also includes the activities of Hydro-Québec Technologie et développement industriel, such as research, development of our technologies and venture capital.

DISTRIBUTION

        The primary responsibility of Hydro-Québec Distribution is to supply Québec customers with the electricity they need. To fulfill this responsibility, the division purchases 165 TWh/year of heritage pool electricity from Hydro-Québec Production, at a regulated average fixed price of 2.79 cents per kWh. Beyond this volume, we must supply our Québec customers by issuing calls for tenders from suppliers in the market (see "Regulatory Framework — Energy Board Act"). Hydro-Québec Distribution oversees the activities of Hydro-Québec ValTech inc. ("Hydro-Québec ValTech"), a subsidiary set up to market technology related to the mission of Hydro-Québec Distribution.

Facilities

        Our distribution system is made up of 66,300 miles of medium voltage lines (almost exclusively 25 kV), as well as 37,100 miles of low voltage lines. Approximately 9% of all such lines are underground.

Québec Market

        We sell to a wide range of customers, from industrial users, which accounted for 43.4% of sales volume in 2003, to residential customers and farms, which represented 34.2% of sales volume in the same period. Revenues are also derived from sales to other types of customers, such as commercial and institutional customers as well as municipalities.

        Through marketing efforts, we have developed some flexibility in the management of our system. We currently have 1,600 MW of interruptible power and 790 MW of concurrent peak-saving capacity in our residential dual-energy market.

        Our rate structure offers large power customers options designed to meet their requirements, such as real-time pricing (based on what it costs on an hourly basis to generate, transmit and distribute electricity), guaranteed rates and U.S. dollar payment. These options permit us to improve demand management and increase sales revenue.

        We have in place seven risk and profit-sharing agreements, signed between 1983 and 1991, with certain industrial customers for whom electricity costs represent a substantial portion of total production costs. These agreements provide for the sale, on a long-term basis, of firm energy at prices that vary in accordance with a formula based on the market price of the commodity produced by those customers. We manage the exposure to fluctuations in aluminum and other commodity prices resulting from these contracts by entering into financial transactions such as futures or swaps (see Note 16 to the Consolidated Financial Statements). In 2003, deliveries under these agreements (primarily to aluminum producers) accounted for approximately 27.9% of the total energy deliveries to industrial users.

        Further to its initial call for tenders issued in 2002, the division signed supply contracts with Hydro-Québec Production for the supply of 600 MW beginning in March 2007 and with an independant generator for the supply of 507 MW beginning in September 2006. We expect that more calls for tenders will be made in the coming years in order to meet the growing demand in Québec (see "Regulatory Framework — Energy Board Act").

Rates

        Under the applicable provisions of the Energy Board Act, rates are fixed or modified by the Energy Board (see "Regulatory Framework — Energy Board Act"). After a rate freeze in effect since May 1, 1998, the Energy Board approved a 3% rate increase effective January 1, 2004 and an additional increase of 1.41% effective April 1, 2004. In our Strategic Plan 2004-2008, we have stated that we will apply for rate increases that would allow Hydro-Québec Distribution to achieve and maintain the authorized rate of return.

        The following table indicates our average rate increases and the real rates of increase after giving effect to inflation rates for each rate year beginning on May 1 for the years 1999 to 2003 inclusively and on April 1 for subsequent rate years:

	1999		2000		2001		2002		2003(1)		2004
Average rate increase	nil		nil		nil		nil		0.8%		3.6%
Real rate increase (decrease)(2)	(2.2%	)	(2.9%	)	(2.1%	)	(3.1%	)	(0.9%	)(3)	2.4%	(3)

(1)
From May 1, 2003 to March 31, 2004.

(2)
Based on the monthly average of the Canadian Consumer Price Index.

(3)
Estimate.

Electricity Sales and Revenue

        The following table summarizes electricity sales and revenue in Québec by class of customers for the years 1999 through 2003:

ELECTRICITY SALES AND REVENUE IN QUÉBEC

	1999	2000	2001	2002	2003
	(TWh)
ELECTRICITY SALES
Residential and farm	49.3	51.7	50.8	53.2	57.2
General and institutional	29.8	30.5	30.4	30.9	32.3
Industrial	63.4	66.0	66.3	69.4	72.6
Other	4.5	4.6	4.7	5.1	5.0

TOTAL ELECTRICITY SALES	147.0	152.8	152.2	158.6	167.1

	(millions of dollars)
REVENUE FROM ELECTRICITY SALES
Residential and farm	$3,034	$3,167	$3,131	$3,245	$3,504
General and institutional	1,963	2,002	1,973	2,004	2,096
Industrial	2,236	2,405	2,482	2,632	2,742
Other	215	220	217	231	236

TOTAL REVENUE FROM ELECTRICITY SALES	$7,448	$7,794	$7,803	$8,112	$8,578

NUMBER OF CUSTOMER ACCOUNTS
Residential and farm	3,206,211	3,228,610	3,257,361	3,295,537	3,343,271
General and institutional	280,383	281,107	280,796	281,079	281,997
Industrial	12,732	13,081	13,215	14,133	13,383
Other	5,986	5,941	5,919	5,793	5,812

TRANSMISSION

        In Québec, Hydro-Québec TransÉnergie delivers electricity to its customers, its largest being Hydro-Québec Distribution, our distribution division. At the end of 2003, 26 customers, including some Québec distributors, private generators, neighboring networks and Canadian and U.S. power marketers, were also accredited to transmit power over our transmission system. The transmission division is also responsible for the management of our foreign investments in transmission assets.

        The following subsidiaries, affiliates and interests are also part of this segment:

  •
  TransÉnergie HQ Inc. (wholly-owned; participation in transmission companies and transmission project development and management)

  •
  TransÉnergie U.S., Ltd (wholly-owned; acquisition, development and management of strategic assets in electric power transmission in the U.S.)

  •
  Cedars Rapids Transmission Company, Limited (wholly-owned; interconnection between our Les Cèdres plant and the networks of Cornwall Electric, in Ontario, and Niagara Mohawk, in the U.S.)

  •
  Consorcio TransMantaro S.A. ("Consorcio TransMantaro") (56.66% interest; transmission line in Peru)

  •
  Cross Sound Cable Company LLC (75% interest; underwater transmission line between Connecticut and Long Island, New York)

  •
  Directlink (33.33% interest in unincorporated joint venture; underground merchant transmission line in Australia)

  •
  HQI Transelec Chile S.A. ("Transelec") (100% of Series A common shares. In 2003, International Finance Corporation, a member of the World Bank, invested US$60 million in the form of Series B preferred shares which are convertible into Series A common shares); the largest electricity transmission provider in Chile)

  •
  Murraylink Transmission General Partnership ("Murraylink") (50% interest; underground transmission line in Australia)

  •
  TransÉnergie Services Inc. (wholly-owned; consulting in non-regulated transmission system planning and operation in North America)

  •
  TransÉnergie Technologies Inc. (wholly-owned; marketing of the Hydro-Québec TransÉnergie value-added technological products and solutions in Québec and worldwide)

Transmission System in Québec

        In Québec, our generation stations are located at substantial distances from consumer centers. As a result, our power transmission system is one of the most extensive and comprehensive in North America, comprising more than 20,000 miles of lines.

        This system includes the following facilities:

Voltage	Substations	Lines (miles)(1)
735 kV and 765 kV	38	7,164
± 450 kV DC	2	757
315 kV	60	3,116
230 kV	50	1,850
161 kV	40	1,162
120 kV	215	4,068
69 kV or less	101	2,106

TOTAL	506	20,223

(1)
Miles covered by the transmission system. Many facilities carry two lines on the same infrastructure.

        In May 1997, we opened access to our transmission grid in accordance with the Hydro-Québec Open Access Transmission Tariff. Consequently, electric distributors, producers and marketers in and outside Québec have the option to enter into transactions with distributors and producers located outside Québec to buy or sell electricity and to wheel in, wheel out or wheel through Hydro-Québec TransÉnergie's transmission lines at specified rates. The capacity available on the system is posted on the OASIS (Open Access Same-Time Information System) website. So far, due to our cost advantage, relatively little electricity has been wheeled through our transmission system.

        Hydro-Québec TransÉnergie's System Control Center in Montréal and regional control centers are designed to optimize energy resources, supervise power flow and monitor system security. The transmission system is linked with other major power systems in Canada and the Northeastern United States.

        The following table shows existing interconnections with neighboring systems outside Québec, excluding the lines to Churchill Falls:

INTERCONNECTIONS WITH NEIGHBORING SYSTEMS OUTSIDE QUÉBEC

	Maximum Carrying Capacity		Hydro-Québec's Current Reception Capacity	Voltage
	(MW)		(MW)	(kV)
CANADA
Ontario	1,295	(1)	670	120 and 230
New Brunswick	1,200		785	230, 315 and 345
UNITED STATES
New York	2,125	(1)	1,000	120 and 765
New England	2,305		1,870	120 and 450

(1)
Ontario and New York State are partially served by the same installations, limiting the simultaneous export capacity to these two systems to 2,700 MW.

International

        We have made capital investments in the following international projects:

  •
  a transmission provider in Chile (Transelec). In 2003, Transelec acquired the transmission assets of the northern system in Chile for US$107 million;

  •
  transmission lines in Peru (Consorcio TransMantaro) and Australia (Directlink and Murraylink); and

  •
  the Cross-Sound project, a submarine interconnection line between Long Island, New York and Connecticut.

GENERATION

        Hydro-Québec Production supplies electricity to the Québec market and is an active player in energy markets in the northeastern part of North America. We sell surplus electricity generated in Québec, purchase electricity for resale and perform energy trading operations. We participate in international markets through foreign investments in the Northeastern United States, Latin America and China.

        The following subsidiaries, affiliates and interests are also part of this segment:

  •
  Bucksport Energy LLC (69.4% interest; cogeneration plant in Maine)

  •
  Churchill Falls (Labrador) Corporation Limited ("CF(L)Co") (34.2% interest; generation activities)

  •
  Empresa de Generación Eléctrica Fortuna S.A. (16.3% interest; hydroelectric plant in Panama)

  •
  Gestion Production H.Q. inc. (wholly-owned; investment in local generation businesses and consulting)

  •
  Hidroeléctrica Río Lajas S.A. (50% interest; hydroelectric plant in Costa Rica)

  •
  H.Q. Energy Marketing Inc. ("HQEM") (wholly-owned; energy trading activities and investment in energy trading companies in other Canadian provinces and the U.S.)

  •
  H.Q. Energy Services (U.S.) Inc. ("HQUS") (wholly-owned; power marketer in the U.S.)

  •
  Hunan C.C. Power Ltd. (30% interest; hydroelectric plant in the Hunan Province, China)

  •
  Meiya Power Co. (20% interest; holding company with various participations in electric generation facilities in China, Taiwan and South Korea)

Generation Operations

Facilities

        In Québec, our electric generation system comprises 82 power stations currently in service, of which 52 are hydroelectric, 29 are thermal and one is a wind farm, with a total installed capacity of 33,616 MW as of December 31, 2003. The following table lists the generation facilities in service as of such date.

GENERATION FACILITIES IN SERVICE IN QUÉBEC(1)

Hydroelectric
Name of Facility	Years Commissioned(2)	Capacity (MW)
Robert-Bourassa	1979-1981	5,616
La Grande-4	1984-1986	2,779
La Grande-3	1982-1984	2,418
La Grande-2A	1991-1992	2,106
Beauharnois	1932 and 1961	1,658
Manic-5	1970-1971	1,528
La Grande-1	1994-1995	1,436
Manic-3	1975-1976	1,244
Bersimis-1	1956-1959	1,125
Manic-5-PA	1989-1990	1,064
Manic-2	1965-1967	1,024
Others (less than 1,000 MW - 41 facilities)(3)	1910-2003	9,349

Total		31,347

Thermal
Name of Facility	Years Commissioned(2)	Capacity (MW)
Gentilly-2 (nuclear)(4)	1983	675
Tracy (oil)	1964-1968	600
Bécancour, La Citière and Cadillac (gas-turbine)	1976-1993	870
Others (diesel — 24 plants)(3)	1946-2001	122

Total		2,267

Wind Farm
Name of Facility	Years Commissioned(2)	Capacity (MW)
Saint-Ulric	2001	2

(1)
Installed capacity shown for the generation stations reflects the capacity of alternators in winter conditions.

(2)
Indicates years when facilities began commercial operation.

(3)
Some facilities are owned by Hydro-Québec Distribution.

(4)
The Gentilly-2 plant has a Canada-Deuterium-Uranium heavy water moderated reactor, using heavy water as a moderator and coolant, and uranium dioxide as fuel.

Power Purchases

        We purchase power and energy from the Churchill Falls generation station in Labrador through agreements with CF(L)Co and from Newfoundland and Labrador Hydro ("N&LH"). Pursuant to the terms of the power contract with CF(L)Co, we have agreed to purchase, through the year 2041, 4,083 MW of power and energy. In June 1999, we signed another agreement with CF(L)Co to guarantee us the availability of 682 MW of additional power until 2041 for each November 1 to March 31 period. In February 2001, we agreed to purchase approximately 1.5 TWh annually from N&LH until March 2004. In 2004, this contract was renewed for the purchase of approximately 1.4 TWh annually for a five-year period. In 2003, the purchases under the CF(L)Co and N&LH agreements amounted to 30.0 TWh at a cost of $137 million as compared to 32.2 TWh at a cost of $146 million in 2002.

        We have an agreement with New Brunswick Power Corporation for the purchase of 200 MW of peak power, per contract year, during the winter months until October 31, 2011. We also have an agreement with Alcan for the purchase of 365 MW of peak power and 375 MW of additional peak power until June 30, 2023.

        In addition, we purchase power under 79 long-term contracts with independent power producers located in Québec. During 2003, 3.7 TWh were purchased under these contracts, at a total cost of $213 million. We expect to purchase approximately 4 TWh of power and energy annually over the initial term of these contracts which extend through 2029; the majority of these contracts include renewal clauses.

        We also purchase power in connection with our trading operations (see "Wholesale and Trading Operations").

Peak

        We use energy purchased from our neighboring systems, which experience different demand patterns, to meet a portion of our peak power needs in Québec (see "Wholesale and Trading Operations"). The following table summarizes our peak power requirements in Québec and installed capacity as at December 31 for the years 1999 through 2003:

	Peak Power Requirements(1)	Installed Capacity(2)(3)	Total Average Load(4)
	(MW)
1999	31,470	32,648	21,461
2000	30,412	32,655	22,525
2001	30,080	32,654	21,307
2002	34,989	32,661	22,022
2003	36,268	33,616	22,237

(1)
Total power requirements at the annual domestic demand peak for the winter beginning in the preceding December, including interruptible power. The 2003-2004 winter peak occurred at 5:30 p.m. on January 15, 2004.

(2)
In addition to the output of our own generation stations, we have access to most of the generation of the Churchill Falls power plant (4,765 MW) and to all the output from 133 turbines of the Matane and Cap-Chat wind farms with a total installed capacity of 100 MW.

(3)
Installed capacity shown for the generation stations reflects the capacity of alternators at 41°F, in winter conditions.

(4)
Annual energy requirements, including sales outside Québec, divided by the number of hours in the year.

Investments outside Québec

        In addition to our facilities in Québec, we have invested in generation projects in the U.S., Latin America and China.

        We hold an indirect minority interest in Empresa de Generación Eléctrica Fortuna, S.A., which owns and operates a 300 MW hydroelectric plant, the largest generator in Panama. The company's largest shareholder is the Government of the Republic of Panama.

        We also own an indirect interest in Hidroeléctrica Rio Lajas S.A., which owns and operates an 11 MW hydroelectric plant with a 34.5 kV transmission line of 5.1 miles, at a distance of 49.7 miles from San José, the capital of Costa Rica.

        Further, we hold an indirect interest in Bucksport Energy LLC, a thermal energy plant located in Maine. The plant, which started its commercial operations in January 2001, produces about 1 TWh of electricity per year. HQUS supplies the plant with natural gas and receives most of the electricity under fifteen-year contracts through 2015.

        Meiya Power Company Limited, a holding company in which we have an indirect interest, manages a portfolio of investments in fourteen projects, including hydroelectric, thermal and cogeneration plants ranging from 30 MW to 700 MW. These facilities are located in the People's Republic of China, Taiwan and South Korea. We also hold an indirect interest in Hunan C.C. Power Ltd., which owns and operates the 20 MW Qingshan Hydro Power Station.

Wholesale and Trading Operations

Québec Wholesale Market

        The Québec wholesale electricity market has been open since May 1, 1997. This market is comprised of 11 distributors: Hydro-Québec Distribution, nine distributors operating municipal systems and one regional electricity cooperative. As a result of the opening of the wholesale market, the municipal systems can, subject to the Government's authorization, purchase electricity from suppliers other than us, and independent generators in Québec can sell their electricity on the wholesale market using our transmission facilities.

        Under the initial call for tenders issued by Hydro-Québec Distribution in 2002, an agreement was signed with Hydro-Québec Distribution for the supply of an additional 600 MW over a 20-year period starting in March 2007.

Markets Outside Québec

        Currently, our main markets outside Québec consist of neighboring networks located in Canada and the Northeastern United States.

        In 2003, electricity sales outside Québec accounted for 8.9% of our total electricity sales, down from 25.6% in 2002 (see Management's Financial Discussion — Financial Results of the Generation Segment). Additional sale commitments were met using electricity purchases and our surplus Québec generation capacity.

        Our wholly-owned U.S. energy-trading subsidiary, HQUS, is a member of New York ISO, ISO-NE (New England) and PJM Interconnection (Pennsylvania, New Jersey, Maryland, Delaware, Virginia and the District of Columbia). ISO's or Independent Systems Operators enable participants to buy and sell energy, schedule bilateral transactions and reserve transmission service. HQUS holds a permit from the U.S. Federal Energy Regulatory Commission to sell at market-based rates.

        HQEM, our wholly-owned energy-trading subsidiary operating in Canada, trades in the Ontario wholesale market.

        We have long-term export contracts for the sale of energy or power. One such contract is a seasonal diversity contract with Consolidated Edison Company of New York, Inc. ("Con Edison") under which we deliver electricity in the summer and may receive electricity in the winter. This contract will not be renewed. The following table summarizes our principal energy export agreements:

PRINCIPAL ENERGY EXPORT AGREEMENTS

	Start of Deliveries	Expiry Date	Power (MW)		Maximum Annual Deliveries (TWh)
Seasonal diversity(1)
Con Edison	1999	2004	400-700		3.0
Long-term sales — power and energy (not interruptible)
Cornwall Electric — Canada	2000	2019	45		0.2
Vermont Joint Owners ("VJO")	1990	2020	335	(2)	2.0

(1)
Quantities to be delivered are subject to annual negotiations; we make deliveries between April and October.

(2)
By separate agreement with a VJO Member, 25 MW are being bought back until April 30, 2012.

Electricity Sales and Revenue

        The following table summarizes electricity sales and revenue outside Québec by category for the years 1999 through 2003:

ELECTRICITY SALES AND REVENUE OUTSIDE QUÉBEC

	1999	2000	2001	2002	2003
	(TWh)
ELECTRICITY SALES
Canada-United States (long-term sales)	8.2	6.4	3.7	2.2	2.1
Canada-United States (short-term sales)	16.0	30.5	38.7	52.0	13.7
Other countries	0.5	0.4	0.4	0.5	0.5

TOTAL ELECTRICITY SALES	24.7	37.3	42.8	54.7	16.3

	(millions of dollars)
REVENUE FROM ELECTRICITY SALES
Canada-United States (long-term sales)	$392	$346	$288	$235	$207
Canada-United States (short-term sales)	624	2,003	2,794	3,232	1,137
Other countries	35	31	38	40	38

TOTAL REVENUE FROM ELECTRICITY SALES	$1,051	$2,380	$3,120	$3,507	$1,382

OIL AND GAS

        Hydro-Québec Pétrole et Gaz manages our participation in Noverco Inc. ("Noverco") (41.2% interest and options to acquire an additional 9.2%) and our activities relating to the development of oil and gas potential in eastern Québec. Noverco holds investments in companies involved mainly in the operation of natural gas pipelines and the distribution of natural gas in Québec, Ontario and the Northeastern United States.

        In 2003, oil and gas exploration activities were limited to a few sites in the Gaspé Peninsula and the Island of Anticosti.

        As at December 31, 2003, Noverco held indirectly a 75.1% interest in Gaz Métro Limited Partnership ("Gaz Métro"), the main natural gas distributor in Québec.

        As at September 30, 2003, Gaz Métro had assets of $2,431 million and sales for the fiscal year then ended totalled $1,757 million. As at December 31, 2003, Gaz Métro had assets of $2,526 million and sales for the first quarter ended December 31, 2003 were $525 million. Gaz Métro holds interests directly or indirectly in the following companies:

  •
  Champion Pipe Line Corporation Ltd (wholly-owned; operates two gas pipelines that cross the Ontario border to supply Gaz Métro's distribution system in northwestern Québec)

  •
  Portland Natural Gas Transmission System ("PNGTS") (38.3% interest (26.9% in 2002); owns a pipeline originating at the Québec border and extending to the suburbs of Boston)

  •
  TQM Pipeline and Company, Limited Partnership (50% interest; operates a gas pipeline that connects upstream with that of TransCanada PipeLines and downstream with that of PNGTS)

  •
  Vermont Gas Systems, Inc. (wholly-owned; the sole natural gas distributor in Vermont)

        As at December 31, 2003, Noverco held 9.68% of the common shares of Enbridge Inc. ("Enbridge"), which is primarily involved in the transportation of crude oil and liquids and operates the world's longest pipeline from Alberta to Eastern Canada. Enbridge also has diversified business in natural gas transportation, through its interest in the Alliance Pipeline, and natural gas distribution primarily through Enbridge Consumers Gas, Canada's largest gas distribution company. Enbridge owns a 32.0% interest in Noverco.

CONSTRUCTION

        Hydro-Québec Équipement offers consulting services in engineering, environment and project management and acts as general contractor for our other divisions, mainly Hydro-Québec Production and Hydro-Québec TransÉnergie. SEBJ develops projects for us in the territory governed by the James Bay and Northern Québec Agreement and fulfills contracts obtained through tenders both inside and outside Québec.

CORPORATE AND OTHER ACTIVITIES

        This segment encompasses services such as the procurement of goods and services, the management of our information technologies, finance and other corporate services.

Research and Development

        The segment also includes a new division, Hydro-Québec Technologie et développement industriel which has been set up to oversee all our activities related to technological innovation:

  •
  Hydro-Québec CapiTech inc. ("HQ CapiTech") (wholly-owned; a venture capital company investing in businesses that provide energy-related high-technology products and services; as at December 31, 2003, it held total investments of $183 million)

  •
  Hydro-Québec IndusTech inc. (wholly-owned; holds a 50% interest in AVESTOR, Limited Partnership, a joint venture with Kerr-McGee Chemical LLC, ("AVESTOR") formed in 2001 to pursue the development of rechargeable lithium-metal-polymer battery technology; as at December 31, 2003, it held total investments of $272 million)

  •
  IREQ (our energy-technology research and development division)

CORPORATE OUTLOOK

Development Strategy

        In October 2003, we presented our five-year Strategic Plan (the "Business Plan") for the 2004-2008 period. The Business Plan sets forth three major goals, namely, to maintain the quality of customer service, to create value for our shareholder and Québec society and to increase our electricity generating capacity in Québec. More specifically, we will concentrate on improving our overall performance in five key areas:

  •
  quality of customer service so as to maintain a satisfactory price-quality ratio;

  •
  employee motivation and expertise;

  •
  creation of value for our shareholder by continuing to develop our generation facilities and electricity sales in wholesale markets and for Québec society by assisting in sustaining economic development through our operating activities, investments, purchases from independent producers and the operations of our technology subsidiaries;

  •
  sustainable development by increasing our hydroelectric generation capacity to generate safe, clean and renewable energy, by continuing to play a leadership role in energy efficiency and developing technologies that limit greenhouse gas emissions; and

  •
  organizational efficiency by separating corporate support activities from those specific to each of our core areas: generation, transmission and distribution. To improve our performance, we will freeze our operating expenses at their budgeted 2003 level until 2006.

        The Business Plan requires Hydro-Québec Distribution to ensure adequate supply to meet the energy requirements of our Québec market. Our distributor's main supply is at an average fixed price of 2.79 cents per kWh for 165 TWh (see "Regulatory Framework — Energy Board Act"). Additional power will continue to be obtained through competitive bidding. The Business Plan assumes that Québec sales will grow by 11.1 TWh between 2003 and 2008. Close to 8 TWh of these new sales are expected to be to large-power customers, largely as a result of growing industrial output, including high-performance electrotechnologies. Rate increases obtained in 2004 will allow the division to achieve the authorized rate of return and our objective is to maintain that rate of return by applying strict cost control and by improving productivity. In order to achieve sustainable development, we will implement our Energy Efficiency Plan 2003-2006 with the objective of realizing total energy savings of 750 GWh.

        According to the Business Plan, Hydro-Québec Production, our generation division, is expected to work to sustain growth of electricity sales in Québec and in wholesale markets in northeastern North America. We expect to meet this additional demand by increasing our annual generation capacity in Québec by 10 TWh:

  •
  by adding new generating facilities or refurbishing some existing facilities;

  •
  by operating generating facilities commissioned in 2003 at full capacity; and

  •
  by moving up the commissioning dates of facilities currently under construction or awaiting authorization.

        The Business Plan restates the three conditions for undertaking new projects: they must be profitable under market conditions, environmentally acceptable and well received by local communities. Approximately $2.4 billion will be invested to refurbish existing facilities and improve productivity. Our generation division is also expected to improve profitability through optimization of its activities in wholesale markets and a freeze on operating expenses.

        Over the period, our objective is to increase net income progressively to $2.15 billion, stabilize our return on equity at 11% annually and make total dividend payments of approximately $4.9 billion. However, total debt is expected to increase by almost $3 billion to finance our major capital investments.

Capital Investment Program

        Our capital investment program includes capital expenditures for fixed assets and investments in, and advances to, affiliates. The following table is a summary of our capital investment program for the years 1999 through 2003. The table also includes estimates for 2004 and the four-year period from 2005 to 2008. The latter estimates are based, among other factors, on expected annual growth in demand for electricity in Québec of 1.2% for the period of 2003 to 2008.

CAPITAL INVESTMENT PROGRAM

						Estimated
	1999	2000	2001	2002	2003	2004	2005 through 2008
	(millions of dollars)
Distribution	$373	$440	$471	$540	$510	$734	$2,863
Transmission(1)(2)	594	2,272	557	692	1,004	922	3,908
Generation	766	642	668	1,021	1,434	1,631	7,433
Construction	4	1	1	9	4	6	18
Oil and Gas	163	81	131	75	142	80	320
Corporate and Other Activities	209	65	61	149	76	295	839

	$2,109	$3,501	$1,889	$2,486	$3,170	$3,668	$15,381

(1)
Includes sub-transmission.

(2)
For 2000, includes the acquisition of Transelec.

        In 2003, capital investments were $130 million less than the forecasted $3.3 billion: investment for the refurbishing or upgrade of generation and transmission facilities was $267 million more than forecast, and project development expenses and investments in joint ventures were $219 million more than forecast due to higher investments in capital assets by some subsidiaries, especially Transelec and Noverco.

        Changes in the marketplace and the growth strategy described in our Business Plan call for an increased capital expenditure program over the next four years. Additional work went on at the 882 MW Sainte-Marguerite-3 generation station, with a view to complete commissioning in 2004. We are completing the construction of the new Grand-Mère hydroelectric complex and the Toulnustouc hydroelectric project; these facilities are expected to be commissioned in 2004 and 2005, respectively. We are currently examining other generation projects, including the new combined cycle gas-fired power plant in Beauharnois, Québec (le "Suroît") with an expected capacity of 836 MW. This project is currently under review by the Régie de l'énergie (the "Energy Board") and is subject to approval by the Government.

        Further to agreements signed with the James Bay Cree in 2002, we have undertaken in 2002 the Eastmain-1 hydroelectric project, with an installed capacity of 480 MW, at an estimated total cost of $2.1 billion. We will also undertake the Eastmain-1-A project with an installed capacity of 770 MW, which involves the partial diversion of the Rupert River, at an estimated total cost of $2.8 billion. Also, we are completing draft design studies for the construction of a 385 MW generation station on the Péribonka River, which will require an investment of approximately $1.2 billion.

        The total estimated 2004 cash requirements are approximately $6.3 billion, and include $3.7 billion in capital investments, $1.7 billion for long-term debt repayment and sinking fund requirements and $0.9 billion for the payment of dividends. Our self-financing ratio (defined as cash from operations less dividends paid, divided by the sum of investments, long-term debt maturities and sinking fund redemptions) is expected to be 53.6% in 2004 compared to 53.9% in 2003.

        We estimate that, for the period 2005 through 2008, capital investments, long-term debt repayment and the sinking fund requirements will amount to approximately $23.5 billion in cash.

Allocation of capital expenditures for the Distribution, Transmission and Generation segments

        The following tables summarize the allocation of estimated capital expenditures for 2004 and for the period from 2005 through 2008 within the three major segments.

DISTRIBUTION SEGMENT

	Estimated Capital Expenditures
	2004		2005 through 2008
	(millions of dollars)
DISTRIBUTION SYSTEM(1)
System maintenance	$164		$738
System improvements & customers and demand growth	366		1,417
OTHER	204	(2)	708	(3)

	$734		$2,863

(1)
Includes investments in distribution facilities and investments in generation and transmission facilities of our off-grid systems.

(2)
Includes 59% in equipment, 7.7% in buildings, 8.5% in telecommunications and technology, 17.7% in commercial programs, 7.1% in investments and advances to affiliates and in interests in joint ventures.

(3)
Includes 59% in equipment, 6.3% in buildings, 7.2% in telecommunications and technology, 19% in commercial programs and 8.5% in investments and advances to affiliates and in interests in joint ventures.

TRANSMISSION SEGMENT

		Estimated Capital Expenditures
	Planned Date of Operation	2004		2005 through 2008
		(millions of dollars)
TRANSMISSION FACILITIES(1)
Equipment improvement(2)	Continuous program	$436		$2,233
System improvement program
Transmission line for Montérégie area	2004	18		—
Other projects	Continuous program	155		757
OTHER		313	(3)	918	(4)

		$922		$3,908

(1)
Includes sub-transmission facilities.

(2)
Includes system maintenance & customers and demand growth.

(3)
Includes 12.1% in equipment, 1.5% in buildings, 21.7% in telecommunications, 3% in technology, 61.7% in investments and advances to affiliates and in interests in joint ventures.

(4)
Includes 13.6% in equipment, 2.1% in buildings, 29.9% in telecommunications, 4.1% in technology and 50.3% in investments and advances to affiliates and in interests in joint ventures.

GENERATION SEGMENT

			Estimated Capital Expenditures
	Available Power	Planned Date of Operation	2004		2005 trough 2008
	(MW)		(millions of dollars)
MAIN REHABILITATION PROJECTS
Improvement and rebuilding of facilities	—	Continuous program	$397		$1,876
ONGOING GENERATION STATION AND PARTIAL DIVERSION PROJECTS
Grand-Mère	220	2005	82		15
Manouane	—	2004	4		3
Mercier	51	2006	55		42
Toulnustouc	526	2005	284		74
Eastmain-1	480	2007	551		779
Sainte-Marguerite-3	882	2004	29		2
GENERATION STATION AND PARTIAL DIVERSION PROJECTS UNDER STUDY
Suroît	836	2007	—		—
Eastmain-1-A / Rupert diversion	770	2010-2011	23		1,467	(1)
Péribonka	385	2008	137		958
Outardes-3	—	2004-2006	20		34
Other projects	—	—	11		816
OTHER	—	—	38	(2)	1,367	(3)

			$1,631		$7,433

(1)
Refers to the draft design project.

(2)
Includes 73% in equipment and 27% in investments and advances to affiliates.

(3)
Includes 8% in equipment and 92% in investments and advances to affiliates.

Regulatory Framework

Hydro-Québec Act

        Under the Hydro-Québec Act, our objectives are to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. The Hydro-Québec Act provides that we shall estimate the energy needs of Québec and the means of meeting them within the scope of the Government's energy policies.

        Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met (see Note 18 to the Consolidated Financial Statements).

Energy Board Act

        In December 1996, the National Assembly of Québec adopted the Act respecting the Régie de l'énergie (the "Energy Board Act"). The Energy Board Act established the Energy Board which has jurisdiction over certain aspects of our activities and those of natural gas distributors in Québec.

        Under the Energy Board Act, we have been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

        The Energy Board has the authority to:

  •
  fix, or modify, after holding public hearings, our rates and conditions for the transmission and distribution of electric power;

  •
  approve our electric power supply plan;

  •
  approve operating standards, including standards of reliability for our transmission system;

  •
  authorize our transmission and distribution investment projects;

  •
  approve our distribution commercial programs; and

  •
  rule upon complaints from customers concerning rates or service.

        Generation.    Under the Energy Board Act as amended, the Energy Board's jurisdiction does not extend to generation but we are required to supply heritage pool electricity. Heritage pool electricity corresponds to the net annual consumption of Québec markets, up to 165 TWh per year, for which the average cost is set at 2.79 cents per kWh.

        Energy generated in excess of the heritage pool electricity may be sold on the market at market based rates. Purchase and sales transactions outside Québec are unregulated under the Energy Board Act.

        Transmission.    Transmission rates and conditions are subject to approval by the Energy Board.

        Distribution.    Electricity required to meet Québec's needs in excess of the heritage pool electricity must be purchased through a competitive bidding process. We are therefore required to obtain approval from the Energy Board for a supply plan, as well as for a Call for Tenders and Contract Awarding Procedure and a Code of Ethics on Conducting Calls for Tenders.

        Rates applicable to a particular class of customers must be uniform throughout the whole distribution system and the Energy Board may not modify rates applicable to a class of customers in order to alleviate the cross-subsidization of rates applicable to other classes of customers.

National Energy Board Act

        Our exports of electric power are subject to the National Energy Board Act which provides that a permit or license must be obtained from the National Energy Board of Canada (the "National Board") for such exports. We hold the following four permits:

  •
  two permits expiring on December 31, 2010 and authorizing us to export annually, for a continuous period of no more than five years for any single contract, up to 30 TWh of interruptible energy and up to 20 TWh of firm energy to the United States;

  •
  two permits granted to our subsidiary, HQEM, expiring on April 7, 2009. They allow HQEM, as a power marketer outside Québec, to export annually to the United States up to 30 TWh of firm and interruptible energy from interconnections located in other provinces, under contracts with a term of five years or less.

        Each of these contracts allows us to take advantage of the spot market in the United States; however, long-term export contracts (more than five years) require prior issuance of specific permits or licenses by the National Board.

        On March 5, 2003, HQEM's permit to export natural gas to the United States was renewed for a two year period.

        The National Board also regulates international power lines and we operate our interconnections with the United States in accordance with the terms and conditions of Certificates of Public Convenience and Necessity issued by the National Board and applicable federal regulations.

Environmental Regulation

        Our activities are subject to federal, provincial and municipal environmental laws, regulations and by-laws.

        Before beginning new construction, our projects are subject to environmental impact assessment studies as well as information and consultation processes. The studies are submitted for review and approval by government departments and agencies responsible for issuing governmental authorizations. In some instances, the approval process includes public hearings by an independent body.

        We have formal policies, procedures and guidelines regarding environmental matters. Since the early 1970's, we have responded to environmental concerns in the planning, design and construction of new facilities. For example, we conduct studies and research on mercury levels in reservoirs, the biological effects of electric and magnetic fields of our transmission lines and greenhouse gas emissions of our hydroelectric generation stations with reservoirs. We publish an annual sustainability report which describes our progress in relation to the environment, society and the Québec economy.

        We also carry out projects in the areas of recycling. Moreover, we have been working since 1997 on the implementation of ISO 14001, the environmental management standard of the International Organization for Standardization. So far, all the divisions and units that may have a significant impact on the environment (e.g. distribution, transmission, generation, procurement and construction) have implemented environmental management systems and obtained ISO 14001 certifications.

Litigation

James Bay Cree

        In April 1990, representatives of the James Bay Cree instituted an action against Canada, Québec and us, among others, seeking judicial recognition of aboriginal rights and of title over certain areas of land in Québec and an order restraining us from proceeding with the Grande-Baleine project. This action also alleges breaches of the 1975 James Bay and Northern Québec Agreement (the "Agreement") between us, the Federal and Québec governments, and representatives of the James Bay native peoples, namely the Cree and the Inuit.

        In a second action instituted against the same defendants and served upon us in February 1997, representatives of the James Bay Cree are seeking damages or compensation of $2.8 billion for the breaches of the Agreement alleged in the 1990 action and breaches of various other undertakings and commitments. Alternatively, plaintiffs are seeking performance by the defendants of their obligations under the Agreement and damages or compensation of $400 million. Plaintiffs later revised their claim to $3.0 billion.

        Under an agreement signed between the Government and the James Bay Cree on February 7, 2002, however, the James Bay Cree agreed to discontinue certain claims made in such actions against the Government. On the same date, we signed an agreement regarding disputes and a dispute-resolution committee with the James Bay Cree and a mediator was appointed. Discussions led to the execution, on March 31, 2004, by us and the James Bay Cree of an agreement concerning a new relationship between Hydro-Québec / SEBJ and the Crees of Eeyou Istchee. Among other terms, the parties agreed to file a declaration of settlement out of court within sixty days.

Innu Nations

        On December 30, 2003, representatives of the Innus of Takuikan Uashat Mak Mani-Utenam instituted an action against the Attorney-General of Canada, the Attorney-General of Québec and us seeking a judicial recognition of their aboriginal rights and of their unextinguished Indian title over certain areas of land in Québec. Plaintiffs who claim not to be parties to the Agreement allege that the Agreement and certain federal and provincial laws are illegal, inoperative, unconstitutional and not binding upon the plaintiffs. The plaintiffs seek various orders, including rendering of accounts and revenue sharing for the unlawful use and management of the lands, notably in respect of hydro-electric facilities on these lands, and damages from Canada, Québec and us, jointly and severally, in an amount (subject to further increase by the plaintiffs) of up to $1.5 billion. We, and the governments, are currently negotiating with the Innus to obtain a withdrawal of the legal action on a basis that preserves their right to assert it later.

Ice Storm

        In January 1998, Québec experienced a severe ice storm and our transmission and distribution systems were heavily damaged. At the end of January 1998, the Government and we were served with a motion seeking authorization to institute a class action against us, as joint and several defendants, on behalf of individuals having suffered damages (the aggregate amount of which has not been ascertained) as a result of power failures caused by the ice storm which left close to 1.4 million customers without electricity for varying periods of time. We have contested this petition. No date is presently set for the hearing of the motion.

Employees

        We had 18,317 permanent employees as at December 31, 2003, and an average of 3,596 temporary employees during the year 2003. These numbers do not include employees of our subsidiaries and joint ventures. Unionized employees represent 84.8% of Hydro-Québec's workforce.

        Unionized employees are covered by eight collective agreements. In March 2003, we reached an agreement with six unions representing most of our unionized employees for a new five-year collective agreement effective January 1, 2004. These new collective agreements provide for a profit-sharing plan tied to the attainment of Hydro-Québec's objectives. Employees will receive an annual salary increase of 2% for the years 2004 to 2006 and salaries will be subject to negotiation for the years 2007 to 2008.

        The collective agreement with approximately 3,000 specialists will terminate in December 2004. This collective agreement provides for an annual average salary increase of 2% and a profit-sharing plan for the year 2004.

        The collective agreement for approximately 300 IREQ employees expired in December 2003. Discussions concerning its renewal are ongoing.

MANAGEMENT'S FINANCIAL DISCUSSION

Financial Objectives

        Our business objectives are to promote continuously improved customer service, sustainable growth and profitability. Our ability to meet these objectives and our financial position are dependent upon certain key economic variables, including:

  •
  the rate of economic growth in Québec and, consequently, the growth rate of electricity sales in Québec;

  •
  the average interest rate on our borrowings;

  •
  exchange rates between the Canadian dollar and other currencies; and

  •
  the world price of crude oil and other commodities, upon which electricity prices under certain sales or purchase contracts are pegged.

        We have been seeking to alleviate the impact of some of these variables by pursuing the following objectives and strategies in managing our debt and financial risk:

  •
  Debt management
—	to maintain our presence and impact in capital markets
by staggering debt maturities in order to stabilize the level of our annual financing program;
by focusing on strategic capital markets, in particular the Canadian bond market; and
by planning bond issuance to establish liquid benchmarks at key points along the interest rate curve.
—	to diversify our funding sources while minimizing foreign exchange risk by maintaining access to foreign capital markets, particularly the U.S. dollar and Euro markets;
by using swaps to hedge foreign financing in currencies other than U.S. dollar; and
by securing financing in the lowest cost market.
—	to manage our debt effectively	by maintaining the percentage of floating-rate debt at approximately 25%; and by redeeming debt prior to maturity whenever possible, if such operations allow us to reduce the cost of our debt.
  •
  Financial risk management
—	to manage counterparty risk	by establishing and managing counterparty lines of credit.
—	to optimize cash flow management
by appling an integrated financial risk management method based on optimization models; and
by using hedging instruments to limit the impact of fluctuations in financial variables, without the use of leverage.

Consolidated Financial Results for the year ended December 31, 2003

        In 2003, our revenue decreased to $11.4 billion, as compared to $13.0 billion in 2002, which represents a reduction of $1.6 billion or 12.1%. The decrease in revenue results mainly from a $2.1 billion decline in electricity sales outside Québec.

        Net income for the year was $1,931 million, up $405 million from the 2002 net income. Our profit margin (defined as net income divided by revenue) was 16.9%, higher than the 11.7% margin for 2002. Lower financial expenses and depreciation, amortization and decommissioning expenditure, as well as the appreciation of the Canadian dollar against other currencies, explain this growth.

        Self-financing (defined as cash from operations less dividends paid, divided by the sum of investments, maturity of long-term debt and sinking fund redemption) was 53.9% in 2003, as compared to 72.2% in 2002. This reduction results from increased capital investment and debt repayment in 2003.

Expenditure

        In 2003, expenditure decreased by $1,658 million, or 19.8%, to $6,729 million, largely due to a $1,731 million reduction in short-term electricity purchases as a result of more limited trading activities.

        Operating Expenses.    In 2003, operating expenses of $2,246 million were higher by $37 million, or 1.7%, as compared to the previous year.

        Electricity and Fuel Purchased.    Purchases of electricity and fuel decreased by $1,580 million to $1,956 million.

        Depreciation, Amortization and Decommissioning.    These expenses decreased to $1,916 million from $2,062 million in 2002. This expenditure would have increased by approximately 2% due to the commissioning of facilities; however, adjustments had been made in 2002 to the provision for the future decommissioning of our Gentilly-2 nuclear generation station to reflect allocated interest in compliance with the Act Respecting the Long-Term Management of Nuclear Fuel Waste (Canada) and for the write-off of some suspended draft design projects.

        Taxes.    Tax expense increased by $31 million, or 5.3%, to $611 million.

  Financial Expenses

        In 2003, financial expenses decreased by $324 million, from $3,058 million to $2,734 million. The average value of the Canadian dollar increased from US$0.637 in 2002 to US$0.714 in 2003. Consequently, the foreign exchange loss on our debt decreased. In addition, we reduced our interest expense by taking advantage of lower short-term interest rates on the variable portion of our long-term debt, which we maintained at 25%, and obtained refinancing at lower long-term rates, and we repaid $730 million of our long-term debt.

  Segment Information

        Our power distribution and transmission activities in Québec are regulated. Consequently, our financial results reflect the following regulated revenues and charges:

  •
  transmission rates approved by the Energy Board;

  •
  electricity rates for Québec customers set in 1998, frozen until December 31, 2003 and thereafter subject to approval by the Energy Board; and

  •
  an average fixed price of 2.79 cents per kWh to be charged by Hydro-Québec Production to Hydro-Québec Distribution for heritage pool electricity (165 TWh per year), regardless of whether the electricity is generated or purchased.

        All intersegment revenue and expenses not related to electricity are valued at full cost. Revenue, operating expenses and purchases of electricity and fuel are earned or incurred directly by the respective segments.

        Depreciation, amortization and decommissioning expenses related to fixed or other assets are allocated to the respective segments. Taxes and financial expenses are managed by corporate units but allocated to the operating segments. Taxes are generally allocated according to the net assets managed by the segments. Financial expenses are allocated based on the financing rates applied to the net assets of each segment. Finally, expenses related to corporate activities, or corporate expenses, are generally allocated to the segments based on their operating expenses.

        The following table shows segmented results for the year 2003 and changes from the previous year.

SEGMENT RESULTS FOR 2003

	Distribution	Transmission	Generation	Construction	Oil and Gas	Corporate(1)	Eliminations(2)	Consolidated
	(millions of dollars)
Revenue
External customers	8,661	321	1,511	11	936	(15)	—	11,425
Change 2002-2003	481	12	(2,127)	4	88	(34)	—	(1,576)
Intersegment revenue	44	2,641	4,563	1,581(3)	—	786	(9,615)	—
Change 2002-2003	7	(93)	289	469	—	66	(738)	—

Total Revenue	8,705	2,962	6,074	1,592	936	771	(9,615)	11,425

Change 2002-2003	488	(81)	(1,838)	473	88	32	(738)	(1,576)
Net income (loss)(3)	(133)	397	1,741	6	35	(109)	(6)	1,931
Change restated 2002-2003	276	8	178	3	0	(54)	(6)	405

(1)
Corporate and Other Activities; includes the results of the new division Hydro-Québec Technologie et développement industriel.

(2)
Intersegment eliminations for consolidation purposes.

(3)
Intersegment revenue generated by the Construction segment includes an amount of $1,177 million ($963 million in 2002) that corresponds to capital expenditures for its client segments.

Financial Results of the Distribution Segment

        In 2003, the segment's total revenue increased by $488 million to $8,705 million and net loss was reduced by $276 million to $133 million. This improvement is mainly due to higher electricity sales which contributed $206 million more than in 2002 to the division's gross margin.

  Electricity Sales in Québec

        In 2003, increased demand for electricity in Québec and colder temperatures in the first quarter generated additional revenue of $461 million. The growth in demand was fueled by strong housing starts and growth in industrial production in Québec. Electricity sales increased by approximately 8.8 TWh, or 5.6%, from 2002 to 167.1 TWh and electricity sales revenue totaled $8,578 million.

        The following table shows the variation in sales and revenue by category of customers between 2002 and 2003.

ELECTRICITY SALES IN QUÉBEC, BY CATEGORY

	Sales			Revenue
	2003	Change 2002-2003		2003	Change 2002-2003
	(TWh)	(TWh)	(%)	($M)	($M)	(%)
Residential and farm	57.2	4.0	7.5	$3,504	$259	8.0
General and institutional	32.3	1.4	4.5	2,096	92	4.6
Industrial	72.6	3.2	4.6	2,742	111	4.2
Other	5.0	0.2	4.2	236	12	5.4

Total	167.1	8.8	5.6	$8,578	$474	5.8

        Residential and Farm Category.    Electricity sales to this group of customers increased by 4.0 TWh, or 7.5%, to 57.2 TWh. Low interest rates stimulated residential construction and, consequently, consumption. Also, this category's heating requirements make it the most sensitive to climatic changes: it is largely accountable for the increase in sales of 2.0 TWh or $126 million as a result of colder temperatures during the first quarter.

        General and Institutional Category.    Overall, electricity sales and revenue increased by 1.4 TWh, or 4.5%, to 32.3 TWh and by $92 million, or 4.6%, to $2,096 million, respectively.

        Industrial Category.    Demand from industrial customers showed strong growth, with a 3.2 TWh increase in sales adding $111 million in revenue. This growth was mainly driven by favorable business conditions, mainly in the aluminum, pulp and paper and chemical industries. The significant appreciation of the Canadian dollar against the U.S. dollar drove down revenues from sales payable in U.S. dollars. However, the application of indexation clauses in contracts with some industrial customers had a positive impact on the division's revenue.

        Other Category.    This category consists of independent distributors, namely nine municipal networks and one regional cooperative. An increase in revenue of $12 million results from the effects of colder temperatures and increased demand. None of the distributors have yet taken advantage of the deregulation of the wholesale market which began in May 1997.

        Revenues from the division's unregulated activities, which are managed by Hydro-Québec ValTech, reached $10 million in 2003, up $5 million from the preceding year.

Financial Results of the Transmission Segment

        In 2003, revenue of $2,962 million was down $81 million, or 2.7%, from 2002 due to lower demand for long-term point-to-point service (i.e. reservation and transmission from receiving point to delivery point). Regulated activities accounted for 86.2% of sales; most of our revenue from transmission was generated by tolling charges collected from Hydro-Québec Distribution and was related to the electricity transmission requirements of our Québec customers. Net income increased by $8 million, or 2.1%, over the previous year, to $397 million, primarily due to lower financial expenses. On the other hand, these lower financial expenses were partially offset by lower sales of the regulated activities.

        Financial expenses allocated to the segment declined by $101 million to $977 million as a result of lower financial expenses. Also, the appreciation of the Chilean peso against the U.S. dollar had a positive impact of $28 million on the financial results of Transelec.

Financial Results of the Generation Segment

        In 2003, revenue from electricity sales of $6.1 billion was down $1.8 billion from 2002. This decline was mostly attributable to a reduction in short-term trading transactions.

        In the exceptional context of advice sought by the Government with the Energy Board concerning Québec's energy supply and, more specifically, electricity generation and the potential contribution of the Le Suroit project, we agreed to disclose information pertaining to the levels of our reservoirs. On January 1, 2003, total reservoir levels represented 96.2 TWh, a satisfactory level in light of our sales estimates for the year. However, sales in Québec during the year surpassed our projections and, despite a sharp reduction in short-term sales outside Québec, levels as at January 1, 2003 ended up representing 56.8% of our total sales commitments for 2003, compared to our objective which is to maintain a coverage ratio of 60%. As at January 1, 2004, reservoir levels represented 75.1 TWh or 43.7% of our estimated total sales commitments for the year. In the event runoff is insufficient to meet demand in Québec, we will purchase electricity on the wholesale market. Total annual sales commitments are calculated by adding the annual sales commitments of:

  •
  heritage pool electricity of a maximum of 165 TWh;

  •
  2 TWh for Dual-energy, LR and MR customers;

  •
  2 TWh to comply with our long-term contracts with the VJO; and

  •
  0.2 TWh for our long-term contract with Cornwall Electric.

        Electricity and fuel purchases by this segment amounted to $1.5 billion in 2003, representing a $1.8 billion reduction over 2002, also as a result of the slowdown in short-term trading transactions. Electricity purchased for resale on U.S. and Ontario markets totaled $0.7 billion for 11.1 TWh in 2003.

        The segment's net income totaled $1,741 million in 2003, up $178 million from 2002. This was mainly due to lower financial expenses and depreciation, amortization and decommissioning expenditure.

  Electricity Sales to Hydro-Québec Distribution

        Electricity sales to our distribution division amounted to 166.7 TWh, including 164.95 TWh of heritage pool electricity, for revenues of $4.5 billion in 2003 as compared to 158.0 TWh, or $4.2 billion, in 2002. Sales of heritage pool electricity to the distribution division are at an average rate of 2.79 cents per KWh, subject to an adjustment to reflect certain contracts, for a maximum annual volume of 165 TWh.

  Electricity Sales Outside Québec

        In 2003, revenue from electricity sales outside Québec, mostly to the United States, was reduced sharply to $1.4 billion, from $3.5 billion in 2002. Electricity sales for the year totaled 15.8 TWh.

        Sales outside Québec were reduced significantly because of higher demand in Québec, uncertainty on the futures markets and higher credit risks associated with many counterparties in the industry.

        Sales revenue of our joint ventures in Latin America and China contributed $38 million, or 5.0% less than in 2002.

Financial Results of the Oil and Gas Segment

        Revenue for the division totaled $936 million in 2003, up $88 million from 2002. This increase is explained by the higher market price of natural gas during the year. However, since natural gas purchased by Gaz Métro must be billed to customers at cost under Energy Board regulation, fluctuations in natural gas prices have no effect on the gross margin of Gaz Métro.

        Net income of $35 million in 2003, was comparable to that of 2002. Our interest in Noverco generated net income of $51 million, up $13 million over that of the preceding year mainly due to lower financial expenses for Noverco as a result of a drop in interest rates and improved results of Gaz Métro.

Financial Results of the Construction and Corporate and Other Activities Segments

        In 2003, the Construction segment completed orders of $1,592 million, up $473 million or 42.3% over 2002. This revenue represents almost entirely charges to other divisions for costs of capital projects undertaken on their behalf. This significant growth was derived from numerous Generation and Transmission projects and work performed to obtain Government approvals for the construction of new facilities. SEBJ generated revenue of $358 million in 2003, compared with $107 million in 2002. SEBJ continued work for the construction of the Eastmain-1 facilities and the draft design studies for the Eastmain-1-A generation station and the Rupert River diversion. SEBJ also continued construction of the Les Cèdres-Cornwall transmission line for Cedars Rapids Transmission Company.

        The Corporate and Other Activities Segment, which includes our new division, Hydro-Québec Technologie et développement industriel, incurred a loss of $109 million, higher than the loss of $55 million for 2002. HQ CapiTech, which makes venture capital investments in energy-related technologies, posted a $37 million loss, including a write down of $35 million for the value of its investment portfolio, which reflects the poor performance of venture capital funds in the last three years. AVESTOR opened its first plant in September 2002 for the manufacturing of lithium-metal-polymer ("LMP") batteries to be marketed to the telecommunications industry, the automotive markets and potentially for power producers and distributors. It reported a loss of $46 million, or $22 million more than in 2002, resulting from the fine-tuning of the company's production line and the adaptation of the LMP battery for electric vehicles.

WHERE YOU CAN FIND MORE INFORMATION

        This document appears as an exhibit to Hydro-Québec's annual report filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 18-K for the fiscal year ended December 31, 2003. Additional information with respect to Hydro-Québec is available in the annual report or in other exhibits or amendments to the annual report.

        You may read and copy any document we file with the SEC at the SEC's public reference rooms in Washington, DC. Please call the SEC's toll free number at 1-800-SEC-0330 for further information on the public reference room. These filings are also available from the Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, through the SEC's website at http://www.sec.gov.

        You may request a copy of these filings at no cost by telephoning Hydro-Québec at (514) 289-2519. This document is also available on our website at www.hydroquebec.com; however, any other information available on such home page (such website listed in the 18-K is an inactive textual reference only) shall not be deemed to form a part of this document or the annual report to which it appears as an exhibit.

FORWARD-LOOKING STATEMENTS

        Various statements made throughout this document are forward looking and contain information about financial results, economic conditions and trends, including, without limitation, the statements under the caption Corporate Outlook. The words "estimate", "believe", "expect", "forecast", "anticipate", "intend" and "plan" and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Such factors may include, among others, business risks, such as variations in runoff that affect hydroelectric plant performance, and general levels of economic activity which affect demand for electricity, and risks related to economic parameters, such as changes in interest and exchange rates. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP

BACKGROUND

        Financial statements in the U.S. are prepared in accordance with generally accepted accounting principles issued by the Financial Accounting Standards Board ("US GAAP"). In Canada, financial statements are prepared in accordance with generally accepted accounting principles issued by the Canadian Institute of Chartered Accountants ("Canadian GAAP"). As well, some accounting practices applicable to regulated entities, such as Hydro-Québec, differ from accounting practices otherwise applied by unregulated companies (see Note 1 to the Consolidated Financial Statements). Certain differences between US GAAP and Canadian GAAP relating to measurement are set out below and do not include presentation and disclosure differences. The matters discussed below have not been audited and do not necessarily include all applicable differences between US GAAP and Canadian GAAP.

CERTAIN DIFFERENCES BETWEEN US GAAP AND CANADIAN GAAP IN RESPECT OF THE CONSOLIDATED FINANCIAL STATEMENTS OF HYDRO-QUÉBEC

Regulated Entities — Accounting for the Effects of Certain Types of Regulation

        As mentioned above, Hydro-Québec follows some accounting practices applicable to regulated entities for certain of its transmission and distribution activities which differ from accounting practices otherwise applied by non-regulated entities (see Note 1 to the Consolidated Financial Statements).

        Under US GAAP, SFAS 71 requires that a company's operations meet three criteria in order to qualify as a regulated entity: 1) the company's rates for regulated services or products provided to its customers are established by or are subject to approval by an independent, third-party regulator or by its own governing board empowered by statute or contract to establish rates that bind customers; 2) the regulated rates are designed to recover the company's costs of providing the regulated services or products; and 3) in view of the demand for the regulated services or products and the level of competition, direct and indirect, it is reasonable to assume that rates set at levels that will enable the company to recover its costs can be charged to and collected from customers. This last criterion requires consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalized costs. As at December 31, 2003, Hydro-Québec Distribution did not yet meet the criteria of a regulated entity.

Change in Accounting Policy

        Under Canadian GAAP, unless otherwise permitted, changes in accounting policies are applied retroactively and the figures for the prior years are restated.

        Under US GAAP, most changes in accounting policies are recognized by recording, in net income in the period of the change, the cumulative effect of the change at the beginning of the period.

Joint Ventures

        Under Canadian GAAP, interests in joint ventures are accounted for using the proportionate consolidation method, whereas, under US GAAP, they are accounted for using the equity method.

Foreign Currency Translation

        Under Canadian GAAP, exchange gains or losses resulting from the translation of long-term monetary items are included in the consolidated statement of operations, unless a debt is designated as hedging future revenue streams in U.S. dollars, in which case they are deferred to the year such sales are made. These revenues may include firmly committed and anticipated sales.

        Under US GAAP, exchange gains or losses resulting from the translation of long-term monetary items are always included in consolidated statement of operations. However, SFAS 133 requires that a non derivative financial instrument that may give rise to a foreign currency transaction gain or loss can only be designated as a fair value hedge of an unrecognized firm commitment attributable to foreign currency exchange rates. Changes in fair value, attributable to foreign exchange rates, on both the non derivative financial instrument and the firm commitment, are included in consolidated statement of operations.

Fixed Assets

        Under Canadian GAAP, fixed assets are carried at cost, which includes materials, labor and other costs directly contributing to construction activities.

        US GAAP require that certain costs be expensed when incurred.

Internal Use Software

        Under Canadian GAAP, computer system development costs for internal use software are capitalized when the project is expected to be of continuing benefit, and otherwise expensed.

        Under US GAAP, certain development costs for internal use software, particularly costs associated with the preliminary stage of the project and project overhead costs, should be expensed when incurred.

Depreciation Method

        Under Canadian GAAP, the sinking fund method of depreciation of fixed assets is allowed, whereas, under US GAAP this method is generally not acceptable. The sinking fund method is an increasing expense method whereby the annual depreciation expense is equal to a fixed amount plus a variable compounded interest amount calculated on the accumulated balance of the sinking fund.

Development Expenses

        Under Canadian GAAP, development expenses are deferred and amortized on a straight-line basis over a maximum of five years after the year in which they were incurred, if they satisfy specific criteria. If the criteria are not met, the development costs should be charged to expense in the period incurred.

        US GAAP require that development costs be expensed when incurred.

Pre-operating Expenses

        Under Canadian GAAP, pre-operating expenses that meet certain criteria are deferred and amortized on a straight-line basis.

        US GAAP require that pre-operating expenses be expensed when incurred.

Asset retirement obligations

        Under US GAAP, standards are established for the recognition, measurement and disclosure of liabilities for legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. A liability is generally recognized for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset. In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized to expense over the asset's useful life.

        The Canadian GAAP standard in effect through 2003 required that a provision for future removal and site restoration costs, net of expected recoveries, be recorded when reasonably determinable, in a rational and systematic manner. A standard similar to US GAAP will come into effect for fiscal years beginning on or after January 1, 2004, except that Canadian GAAP requires the recognition of the effect of initially applying this standard as a change in accounting policy. The financial statements of prior periods presented for comparative purposes will be restated retroactively.

Derivative Instruments and Hedging Activities

        Under US GAAP, the Financial Accounting Standards Board issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", amended by SFAS 137, SFAS 138, SFAS 149 and related interpretations. SFAS 133, as amended, requires that all derivatives be recognized at fair value on the balance sheet and all changes in fair value be recognized currently in earnings or deferred as a component of other comprehensive income, depending on the intended use of the derivative, its designation and its effectiveness if designated as a hedge.

        Under Canadian GAAP, there is no such requirement.

Energy Trading Contracts

        Under US GAAP, energy trading commodity contracts are accounted for under a mark-to-market method of accounting. These contracts are recorded at fair value in revenues on a net basis upon contract execution with net changes in their fair values currently recognized in earnings as revenues on a net basis.

        Under Canadian GAAP, when employed for hedging purposes, derivative instruments used to manage risks related to energy price fluctuations are accounted for at cost and the related gains or losses are deferred and charged to operations on a basis consistent with the recognition of the gains and losses of the underlying offsetting/opposite risk position. Under Canadian GAAP, derivative instruments used for trading purposes, as well as open positions on energy trading, are valued at fair market value. Realized and unrealized changes in fair market value are recognized in income as they occur.

Guarantees

        Under US GAAP, the guarantor discloses and recognizes in its financial statements its obligations relating to guarantees that it has issued. Liability recognition is required at the inception of a guarantee, for the fair value of the obligation undertaken in issuing a guarantee.

        Canadian GAAP are consistent with US GAAP, except that Canadian GAAP do not require recognition of the obligations relating to guarantees.

Comprehensive Income

        Under US GAAP, comprehensive income and its components must be reported in a specific financial statement.

        There is no such requirement under Canadian GAAP.

AUDITORS' REPORT

To the Minister of Finance of Québec:

        We have audited the consolidated balance sheets of Hydro-Québec as at December 31, 2003 and 2002, and the consolidated statements of operations, retained earnings and cash flows for each of the years in the five-year period ended December 31, 2003. These financial statements are the responsibility of Hydro-Québec's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Hydro-Québec as at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the five-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles as described in note 1. As required by the Auditor General Act (R.S.Q., c. V-5.01), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l. Chartered Accountants	PricewaterhouseCoopers LLP Chartered Accountants

Montréal, Québec
February 16, 2004

CONSOLIDATED FINANCIAL STATEMENTS

HYDRO-QUÉBEC

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31
		(restated — note 2)
	2003	2002	2001	2000	1999
	(in millions of dollars)
Revenue	$11,425	$13,001	$12,563	$11,416	$9,600
Expenditure
Operations	2,246	2,209	2,119	2,122	1,904
Electricity and fuel purchased	1,956	3,536	3,532	2,408	1,109
Depreciation, amortization and decommissioning (note 3)	1,916	2,062	1,845	1,896	1,731
Taxes (note 4)	611	580	591	525	592

	6,729	8,387	8,087	6,951	5,336

Operating income	4,696	4,614	4,476	4,465	4,264
Financial expenses (note 5)	2,734	3,058	3,863	3,574	3,028

Income before non-controlling interest	1,962	1,556	613	891	1,236
Non-controlling interest	31	30	18	18	13

Net income	$1,931	$1,526	$595	$873	$1,223

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	For the year ended December 31
		(restated — note 2)
	2003	2002	2001	2000	1999
	(in millions of dollars)
Balance at beginning of year, as previously reported	$—	$10,460	$9,906	$9,367	$8,914
Adjustment for the retroactive application of changes in accounting policies and other changes (note 2)	—	(1,326)	(813)	(608)	(925)

Balance at beginning of year, as restated	9,897	9,134	9,093	8,759	7,989
Net income	1,931	1,526	595	873	1,223

	11,828	10,660	9,688	9,632	9,212
Dividends (note 18)	965	763	554	539	453

Balance at end of year	$10,863	$9,897	$9,134	$9,093	$8,759

CONSOLIDATED FINANCIAL STATEMENTS

HYDRO-QUÉBEC

CONSOLIDATED BALANCE SHEETS

	As at December 31
	2003	2002
	(in millions of dollars)
ASSETS
Fixed assets (note 6)	$50,865	$49,694
Current assets
Cash and cash equivalents	191	293
Investments	250	939
Accounts receivable	1,867	1,924
Financial assets related to debt (note 10)	101	34
Materials, fuel and supplies	426	418

	2,835	3,608

Other long-term assets
Investments (note 7)	794	852
Trust for nuclear waste management (note 8)	24	20
Deferred charges (note 9)	1,126	3,391
Financial assets related to debt (note 10)	884	325
Goodwill (note 11)	298	302
Intangible assets (note 12)	711	760
Government reimbursement for the 1998 ice storm	166	146

	4,003	5,796

	$57,703	$59,098

LIABILITIES AND EQUITY
Long-term debt (note 13)	$34,356	$36,695

Current liabilities
Borrowings	72	68
Dividends payable	965	763
Accounts payable	1,604	1,467
Accrued interest	970	1,157
Current portion of long-term debt (note 13)	1,629	2,969

	5,240	6,424

Other long-term liabilities (note 14)	2,211	908

Perpetual debt (note 15)	440	632

Non-controlling interest	329	224

Shareholder's equity (note 18)
Share capital	4,374	4,374
Retained earnings	10,863	9,897
Translation adjustment	(110)	(56)

	15,127	14,215

	$57,703	$59,098

CONSOLIDATED FINANCIAL STATEMENTS

HYDRO-QUÉBEC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31
		(restated — note 2)
	2003	2002	2001	2000	1999
	(in millions of dollars)
Operating activities
Net income	$1,931	$1,526	$595	$873	$1,223
Depreciation and amortization of fixed assets and intangible assets	1,785	1,796	1,705	1,594	1,543
Amortization of deferred charges	157	320	1,100	647	60
Change in non-cash working capital items (note 19)	(76)	6	61	35	116
Other	129	218	7	142	(47)

	3,926	3,866	3,468	3,291	2,895

Investing activities
Fixed assets and intangible assets	(3,133)	(2,456)	(1,810)	(1,812)	(1,642)
Business acquisition (note 20)	—	—	—	(1,576)	(95)
Long-term investments	26	(40)	21	(65)	(216)
Net change in short-term investments	697	(318)	(46)	(131)	(129)
Other	(63)	10	(100)	(48)	(156)

	(2,473)	(2,804)	(1,935)	(3,632)	(2,238)

Financing activities
Issue of long-term debt	2,349	2,093	4,544	2,200	2,302
Maturity of long-term debt and sinking fund redemption	(2,699)	(2,102)	(3,471)	(2,317)	(2,279)
Repayment in advance of long-term debt	(897)	(462)	(289)	(737)	(406)
Receipts resulting from credit risk management	257	51	25	—	—
Net change in short-term borrowings	(4)	(25)	(1,827)	1,678	40
Dividends paid	(763)	(554)	(539)	(453)	(279)
Other	207	(4)	157	(18)	32

	(1,550)	(1,003)	(1,400)	353	(590)

Change in foreign exchange on cash and cash equivalents	(5)	(17)	6	—	—

Net change in cash and cash equivalents	(102)	42	139	12	67
Cash and cash equivalents at beginning of year	293	251	112	100	33

Cash and cash equivalents at end of year	$191	$293	$251	$112	$100

Supplementary information
Interest paid	2,393	2,696	3,018	2,967	3,004

HYDRO-QUÉBEC

COMPLEMENTARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Significant Accounting Policies

        Under the provisions of the Hydro-Québec Act, the publicly owned corporation Hydro-Québec (the "Corporation") is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy.

        The consolidated financial statements include the accounts of the Corporation, its subsidiaries, all of which are wholly owned, and its joint ventures (collectively "Hydro-Québec").

Regulation

        The Act respecting the Régie de l'énergie grants the Régie de l'énergie exclusive authority to determine or modify the rates and conditions under which electricity is transmitted and distributed by the Corporation. Consequently, electricity transmission and distribution activities in Québec are said to be regulated. Moreover, this act stipulates that rates are determined on a basis that allows for recovery of the cost of service plus a fair rate of return on the rate base.

        The Corporation's electricity transmission operations are subject to decision D-2002-95, handed down by the Régie de l'énergie in April 2002. In this decision, the Régie established the cost of service and granted a rate of return of 9.72% on the rate base, assuming a capital structure with 30% shareholder's equity.

        On December 15, 2003, the Régie de l'énergie handed down interim decision D-2003-232, granting the Distributor a uniform 3% rate increase effective January 1, 2004. This decision followed the May 2003 decision in which the Régie recognized, among other things, certain regulatory and accounting principles to be applied with respect to the rate application relating to the Corporation's power distribution operations. The other changes requested, including the rate at which financial expenses are capitalized to fixed assets under construction, will be addressed in a subsequent decision.

        The joint venture Noverco Inc. wholly owns Gaz Métro inc., whose main subsidiary, Gaz Métro Limited Partnership, is involved primarily in the distribution of natural gas by pipeline in Québec. Most aspects of the limited partnership's operations are monitored and controlled by the Régie de l'énergie.

        The consolidated financial statements take into account certain regulatory accounting practices that differ from the accounting practices applied in unregulated enterprises. These practices relate specifically to certain deferred charges and fixed assets in service or disposed of as well as their depreciation and to the capitalization of financial expenses to fixed assets under construction.

Consolidation

        Interests in joint ventures are accounted for using the proportionate consolidation method. Investments in companies over which Hydro-Québec can exercise a significant influence are accounted for on an equity basis, whereas venture capital investments are generally recorded at cost. Other long-term investments are also recorded at cost.

        The operations and cash flows of Noverco Inc. and of Hydro-Québec International (HQI) holdings are consolidated with a one-quarter lag. The financial positions of these companies disclosed in the consolidated balance sheet of Hydro-Québec are as at September 30.

Use of estimates

        The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires that Management make estimates and assumptions that affect the amounts reported in the financial statements. Actual amounts could differ from those estimates.

Revenue

        Revenue is recognized when electricity is delivered or services are rendered. Revenue from electricity sales in Québec is recorded on the basis of cyclical billings and also includes revenue accrued in respect of electricity delivered but as yet unbilled.

Income taxes

        The Corporation and certain of its subsidiaries have not recorded any income taxes since they are government-owned and therefore exempt from paying income taxes in Canada.

        The incorporated subsidiaries and joint ventures subject to income tax use the liability method to account for income taxes.

Foreign currency translation

        Revenue and expenditure resulting from transactions in foreign currencies are translated into the Canadian dollar equivalent at exchange rates in effect at the transaction date. Monetary assets and liabilities are translated into Canadian dollars at the closing exchange rates in effect at the balance sheet date, and non-monetary items are translated at exchange rates in effect at the transaction date.

        The exchange gains or losses resulting from the translation of current monetary items are included in the statement of operations. Since January 1, 2002, those resulting from the translation of long-term monetary items are also included in the statement of operations, unless they relate to liabilities hedging sales in U.S. dollars, in which case they are deferred to the year such sales are made.

        The financial statements of the main foreign operations considered to be self-sustaining in terms of financial and operational management are translated according to the current rate method using the foreign currency as the measuring unit. Exchange gains or losses are presented as a translation adjustment under Shareholder's equity. The financial statements of foreign operations considered to be integrated in terms of financial management and operations are translated according to the temporal method.

Fixed assets

        Fixed assets are carried at cost, which comprises materials, labor, other costs directly contributing to construction activities and financial expenses capitalized during construction.

        The costs of fixed assets under construction are transferred to fixed assets in service when construction is completed and the facilities are in commercial operation. For generating facilities, the costs are transferred in installments as generating units are completed and commissioned.

        Fixed assets are depreciated over their useful lives, primarily under the sinking fund method, at a rate of 3%. Fixed assets related to gas transmission and distribution are depreciated using the straight-line method. Under the Hydro-Québec Act, the depreciation period is restricted to a maximum of 50 years. The depreciation periods for the main classes of fixed assets are as follows:

— Hydraulic generation	45 to 50 years
— Thermal generation, including nuclear	15 to 30 years
— Transmission substations and lines	30 to 50 years
— Distribution substations and lines	25 to 40 years
— Gas distribution and transmission	25 to 35 years

        Financial expenses capitalized to fixed assets under construction are determined using the average cost of long-term debt of the Corporation at the end of the previous year. Financial expenses capitalized to fixed assets under construction related to regulated transmission activities take a return on shareholder's equity into account. The portion that corresponds to the return on shareholder's equity is included in Revenue in the statement of operations.

        As of January 1, 2002, when unregulated fixed assets are disposed of, the cost of such assets and the cost of their dismantlement, net of accumulated depreciation and salvage value, are charged to operations for the year. Upon disposal of regulated fixed assets, these costs are charged to a separate account and depreciated over a maximum period of 10 years, under the sinking fund method, at a rate of 3%.

Cash and cash equivalents and short-term investments

        Cash and cash equivalents comprise cash and liquid short-term investments with a maturity of three months or less from the date of acquisition. Investments with a maturity of three to twelve months are disclosed separately under Current assets in the balance sheet.

        Short-term investments are shown at unamortized cost. The book value of the investments approximates their fair value.

Employee future benefits

        The Corporation offers all its employees a contributory defined-benefit pension plan based on final pay, as well as other post-retirement and post-employment benefits.

        The cost of pension benefits and other post-retirement benefits provided in exchange for services rendered during the year is calculated using the projected benefit method prorated on years of service, and is based on best estimate economic and demographic assumptions as determined by Management.

        In order to establish its employee future benefit obligations, the Corporation has adopted the following policies:

  •
  Past service costs arising from plan amendments and transitional balances relating to the Pension Plan and other post-retirement benefits as at January 1, 1999, are amortized on a straight-line basis over the employees' expected average remaining years of service. The transitional obligation relating to post-employment benefits is amortized on a straight-line basis over a period of five years.

  •
  Amortization of actuarial gains or losses is recognized in the expense for the year if the unamortized net actuarial gain or loss at the beginning of the year exceeds 10% of the value of the accrued benefit obligation or 10% of the market-related value of the assets of the plan fund, whichever is greater. Amortization corresponds to the excess divided by employees' expected average remaining years of service.

  •
  The expected return on Pension Plan assets is based on a market-related value determined by using a five-year moving average for equity securities held, and by valuing other asset classes at their fair value.

  •
  The value of the contribution holiday granted to employees for the year is disclosed as a reduction of service cost, as contributions deemed paid and amortized using the method for amortizing actuarial gains and losses.

Goodwill and intangible assets

        The excess of the cost of investments in subsidiaries and joint ventures over the share of the fair value of the net assets acquired is recorded as goodwill. Intangible assets are recorded at cost.

        Effective January 1, 2002, goodwill and intangible assets with indefinite useful lives are not amortized. These assets are tested for impairment annually, or more frequently if events indicate a potential impairment in value. The excess of the carrying value over the fair value is recorded in the year in which the impairment is determined.

        Intangible assets with definite useful lives are amortized over their useful lives. They are amortized according to the following methods and periods:

— Software, licenses and patents	straight-line	3 to 15 years
— Rights	sinking fund at 3%	40 years
— Environmental studies	sinking fund at 3%	5 years

Sinking funds

        Sinking funds are created through the purchase of the Corporation's debentures, Government of Canada bonds, or bonds issued or guaranteed by the Québec government. The Corporation's debentures are deducted from long-term debt, while the other securities are presented as Financial assets related to debt.

        Sinking fund securities are carried at unamortized cost, a method whereby the difference between the cost and the par value at maturity is amortized over the remaining term of the security.

Derivative instruments

        Hydro-Québec uses various derivative instruments to manage foreign exchange and interest rate risk associated with long-term debt, foreign exchange risk related to sales and the risk related to fluctuating energy and raw material prices.

        According to corporate policy, in order for a derivative instrument to qualify for hedge accounting, Hydro-Québec must be reasonably certain that the risk will materialize and that the hedge will be effective throughout the hedging period.

        When the conditions for applying hedge accounting are not satisfied or hedging is discontinued, derivative instruments are valued at market value. Derivative instruments used for trading purposes, such as forward contracts, options and swaps, as well as open positions on energy trading, are also valued at market value. Realized and unrealized changes in fair value are recognized in the statement of operations as they occur.

        The fair value of derivative instruments is based on the spot rates or forward rates or prices in effect at market closing at the balance sheet date. In the absence of this information for a given instrument, Management uses the available forward rate or price for an equivalent instrument. Different valuation models recognized by financial markets are used to estimate the fair value of options.

        Currency swaps used to manage exchange risk related to principal payments on long-term debt and sales in U.S. dollars are translated at the closing exchange rates in effect at the balance sheet date. Those that constitute financial assets are presented as Financial assets related to debt, while those representing financial liabilities are presented as Long-term debt. Gains or losses on currency swaps related to payments on long-term debt are included in the statement of operations, while gains or losses on currency swaps related to sales in U.S. dollars are deferred to maturity, that is, the year the sales are made.

        Interest rate exchanges, all of which are accounted for as hedges and which arise from currency swap agreements used to change long-term exposure to interest rate risk, are matched to interest expense on the borrowings to which they are related. The corresponding amounts payable or receivable are recorded as adjustments to accrued interest.

        Derivative instruments (forward exchange contracts, options and swaps) used in the short term to manage financial risk over a period of no more than three years are recorded at cost, in accordance with hedge accounting. Realized gains or losses related to these instruments are deferred and charged to operations on a basis consistent with the recognition of the gains or losses of the underlying reverse risk position.

        When employed for hedging purposes, derivative instruments used to manage risks related to energy price fluctuations are accounted for at cost and the related gains or losses are deferred and charged to operations on a basis consistent with the recognition of the gains and losses of the underlying reverse risk position.

Decommissioning of nuclear generating station

        The future costs of decommissioning Gentilly-2 nuclear generating station are charged progressively to operations and reflected in Other long-term liabilities. These estimated costs essentially relate to the cost of dismantling the station and removal of the irradiated fuel, increased by the interest capitalized annually to the accrued amounts. Interest is calculated at the expected nominal rate on Hydro-Québec's long-term borrowings. Future decommissioning costs are charged to operations annually under a sinking fund method over the remaining useful life of the plant.

        The Corporation revises these costs periodically based on the various assumptions and estimates underlying the calculations, possible technological advances and changes in the standards and regulations governing the decommissioning of nuclear generating stations. The restatements resulting from these revisions are accounted for on a prospective basis.

Personnel reduction and renewal measures

        The Corporation introduced various temporary measures to facilitate the reduction and renewal of its personnel from 1997 to 2000. The most significant of these measures involved improvements to the Pension Plan as well as severance pay, the cost of which is amortized on a straight-line basis over a period of 60 months, beginning the month following each individual commitment. The cost of the measures relating to the Pension Plan is included in the accrued benefit obligation of the Pension Plan, the cost of severance pay is presented as Deferred charges, and the amortization is recorded in Expenditure — Operations.

Reclassification

        Some figures of the previous year have been reclassified in order to respect the presentation adopted in the current year.

Note 2 — Changes in Accounting Policies

Foreign currency translation

        The Canadian Institute of Chartered Accountants (CICA) has revised Section 1650 of the CICA Handbook, entitled "Foreign Currency Translation," effective January 1, 2002. All unrealized exchange gains and losses related to monetary items denominated in foreign currencies must henceforth be charged to income for the year, including gains and losses on long-term monetary assets and liabilities, which were formerly deferred and amortized on a straight-line basis over the remaining term of the corresponding asset or liability. To reduce volatility resulting from the elimination of the deferral and amortization of unrealized gains and losses, the Corporation adapted its foreign exchange risk management strategy in 2002. In accordance with the new standard, Hydro-Québec has applied these changes retroactively and the prior year's comparative figures have been restated.

Goodwill and other intangible assets

        On January 1, 2002, Hydro-Québec also adopted the recommendations of Section 3062 of the CICA Handbook, entitled "Goodwill and Other Intangible Assets." Thus, goodwill and intangible assets with indefinite useful lives are henceforth no longer amortized and are subject to an impairment test.

        The Corporation conducted the impairment tests required by the new standard and concluded that no impairment charges were necessary.

Transitional information

        The following table presents the effects of applying the new accounting standards:

	2002	2001	2000	1999
	(in millions of dollars)
Net income reported	$1,526	$1,108	$1,078	$906
Restatements	—	513	205	(317)

Restated net income	1,526	595	873	1,223
Amortization of goodwill and intangible assets with indefinite useful lives	—	21	14	14

Adjusted net income	$1,526	$616	$887	$1,237

As at January 1, 2002, the retroactive application of the new recommendations had the principal effect of reducing deferred charges by $1,197 million and increasing perpetual debt by $85 million.

Disclosure of guarantees

        On January 1, 2003, Hydro-Québec adopted the recommendations of Accounting Guideline 14 (AcG-14) of the Canadian Institute of Chartered Accountants (CICA) Handbook entitled "Disclosure of Guarantees." Under this Guideline, Hydro-Québec is required to disclose significant information on its guarantees, regardless of the probability that it will have to make payments under these guarantees. Note 22, entitled "Commitments and Contingencies," presents the disclosures required on guarantees.

Disposal of long-lived assets and discontinued operations

        On May 1, 2003, Hydro-Québec adopted the recommendations of Section 3475 of the CICA Handbook entitled "Disposal of Long-Lived Assets and Discontinued Operations." This new section establishes standards for recognition, measurement and disclosure relating to disposals of long-lived assets. It also provides criteria for classifying assets held for sale and requires that these assets be presented at the lower of their carrying value and their fair value less disposal costs. Finally, it provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets. The adoption of this standard did not have an impact on the financial statements.

Note 3 — Depreciation, Amortization and Decommissioning

	2003	2002	2001	2000	1999
	(in millions of dollars)
Depreciation of fixed assets	$1,672	$1,670	$1,617	$1,552	$1,525
Amortization of intangible assets	113	126	88	75	47
Decommissioning of nuclear generating station	28	77	13	12	10
Write-off of projects	30	108	1	81	7
Other	73	81	126	176	142

	$1,916	$2,062	$1,845	$1,896	$1,731

Note 4 — Taxes

	2003	2002	2001	2000	1999
	(in millions of dollars)
Capital tax	$301	$281	$284	$243	$320
Tax on gross revenue as municipal real estate tax on certain immovables	235	228	228	218	211
Municipal, school and other taxes	75	71	79	64	61

	$611	$580	$591	$525	$592

Note 5 — Financial Expenses

	2003	2002	2001	2000	1999
		(restated — note 2)
	(in millions of dollars)
Interest
Interest on debt securities	$2,785	$2,935	$3,096	$3,231	$3,177
Amortization of borrowing discount and expenses	44	45	53	58	54

	2,829	2,980	3,149	3,289	3,231

Exchange loss	105	222	828	379	(183)
Loan guarantee fees	186	188	185	187	197

	291	410	1,013	566	14

Less
Capitalized financial expenses	357	305	248	239	198
Net investment income	29	27	51	42	19

	386	332	299	281	217

	$2,734	$3,058	$3,863	$3,574	$3,028

Note 6 — Fixed Assets

	2003
	In service	Accumulated depreciation	Under construction	Total
	(in millions of dollars)
Generation
Hydraulic	$25,629	$6,312	$3,277	$22,594
Thermal, including nuclear	2,427	1,351	60	1,136
Other	832	334	58	556

	28,888	7,997	3,395	24,286

Transmission
Substations and lines	20,605	5,066	611	16,150
Other	2,324	1,275	49	1,098

	22,929	6,341	660	17,248

Distribution
Substations and lines	9,758	3,066	214	6,906
Other	1,948	976	146	1,118

	11,706	4,042	360	8,024

Construction	60	47	2	15
Oil and Gas	1,360	469	10	901
Other	858	547	80	391

	$65,801	$19,443	$4,507	$50,865

	2002
	In service	Accumulated depreciation	Under construction	Total
	(in millions of dollars)
Generation
Hydraulic	$24,145	$5,877	$3,484	$21,752
Thermal, including nuclear	2,429	1,253	41	1,217
Other	839	311	61	589

	27,413	7,441	3,586	23,558

Transmission
Substations and lines	19,306	4,653	1,145	15,798
Other	2,234	1,207	110	1,137

	21,540	5,860	1,255	16,935

Distribution
Substations and lines	9,636	2,912	214	6,938
Other	1,982	1,073	92	1,001

	11,618	3,985	306	7,939

Construction	62	45	7	24
Oil and Gas	1,323	442	7	888
Other	800	517	67	350

	$62,756	$18,290	$5,228	$49,694

        As at December 31, 2003, the Corporation had cumulative costs related to suspended draft design projects amounting to $307 million ($336 million as at December 31, 2002). These costs, for which financial expenses are not capitalized, are presented as fixed assets under construction.

        As the Corporation anticipates carrying out some of these projects at a later date, it periodically reviews the cumulative costs of its draft design projects.

        During such reviews, Management must use estimates and make assumptions that have an impact on the amounts reported for draft design projects at the balance sheet date. Such projects are assessed in terms of profitability based on prevailing market conditions at the time of their commissioning, compliance with sustainable development principles and how well they are received by local communities. A significant change in the assessment based on these criteria could result in a reduction of the balance for draft design projects.

        When a major project related to regulated fixed assets is discontinued, the costs determined to be non-recoverable are not recorded as operations expenditure but are deferred and amortized over a period of three years using the straight-line method.

Note 7 — Investments

	2003	2002
	(in millions of dollars)
At cost
Noverco Inc. (note 17)
Notes [a]	$142	$141
Churchill Falls (Labrador) Corporation Limited (note 22)
Bonds [b]	56	57
Other [c]	189	230

	387	428

At equity
Enbridge Inc.	258	244
Churchill Falls (Labrador) Corporation Limited (note 22)	48	45
Connexim, Limited Partnership [d]	—	35
Meiya Power Company Limited	101	98
Other	—	2

	407	424

	$794	$852

  (a)
  Subordinate debentures (interest rate based on the annual average rate of Government of Canada bonds with terms of over 10 years plus 4.45%) due in 2031, redeemable.

  (b)
  Bonds secured by a general mortgage bearing interest at 7.5%, due in 2010, par value of $62 million in 2003 ($63 million in 2002).

  (c)
  Includes venture capital investments at a book value of $101 million and with a fair value of $70 million as at December 31, 2003 ($122 million and $117 million as at December 31, 2002). The fair value of listed shares is based on the trading price at the balance sheet date; the fair value of unlisted shares is determined according to several different valuating methods.

  (d)
  During the year, all of the units held in this company were sold.

Note 8 — Trust for Nuclear Waste Management

        On November 15, 2002, An Act Respecting the Long-Term Management of Nuclear Fuel Waste came into force. This legislation calls for nuclear energy companies that are owners of such waste in Canada to form a waste management organization as a separate legal entity and to set up a trust with a financial institution in order to finance the implementation of the nuclear fuel waste management proposal that will be adopted by the Government of Canada. In order to fulfill the financial responsibilities incumbent on nuclear fuel waste owners, the Corporation deposited an initial amount of $20 million in a trust within 10 days of the date the Act came into force. It will also be required to deposit an additional $4 million per year in the same trust until the waste management organization determines the amount to be paid by each nuclear plan owner. The Corporation made the required payment in 2003. The interest accumulated on trust assets is returned to the trust.

Note 9 — Deferred Charges

	2003	2002
	(in millions of dollars)
Deferred foreign exchange loss	$—	$2,290
Other deferred charges related to debt	—	45
Accrued benefits asset (note 21)	844	752
Other	282	304

	$1,126	$3,391

Note 10  —  Financial Assets Related to Debt

	2003	2002
	(in millions of dollars)
Currency swaps and contracts	$981	$291
Sinking funds	4	68

	985	359
Less
Current portion	101	34

	$884	$325

Note 11 — Goodwill

        The changes in the book value of goodwill per reportable segment are as follows:

	Generation	Transmission	Oil and Gas	Total
	(in millions of dollars)
Balance as at January 1, 2003	$10	$70	$222	$302
Changes in foreign exchange	—	(2)	—	(2)
Other	—	—	(2)	(2)

Balance as at December 31, 2003	$10	$68	$220	$298

        The Corporation performed annual impairment tests and no reduction in value of goodwill was identified.

Note 12 — Intangible Assets

	2003			2002
	Cost	Accumulated amortization	Total	Cost	Accumulated amortization	Total
	(in millions of dollars)
Subject to amortization
Software and licenses	$611	$381	$230	$560	$279	$281
Rights	110	33	77	109	29	80
Environmental studies	118	95	23	112	95	17
Patents	38	15	23	36	9	27

	877	524	353	817	412	405

Not subject to amortization since January 1, 2002
Servitudes	497	139	358	496	141	355

	$1,374	$663	$711	$1,313	$553	$760

        The Corporation performed annual impairment tests and no reduction in the value of non-amortizable intangible assets was identified.

Note 13 — Long-Term Debt

Composition and maturities

        Debentures, other long-term debt and currency swaps representing financial liabilities, translated into Canadian dollars at the closing exchange rates in effect at the balance sheet date, are summarized in the following table. These amounts are presented by year of maturity and include the sinking funds.

	2003									2002
	Debt of the Corporation
Year of maturity	Canadian dollars		U.S. dollars	Other currencies	Sinking funds	Total		Subsidiaries and joint ventures	Total	Total
	(in millions of dollars)
2003	$—		$—	$—	$—	$—		$—	$—	$2,969
2004	1,410		156	48	(5)	1,609		20	1,629	1,730
2005	1,629		657	155	(172)	2,269		196	2,465	2,702
2006	1,471		1,596	289	(100)	3,256		76	3,332	3,251
2007	1,321		587	25	(78)	1,855		251	2,106	1,621
2008	176		18	1,237	—	1,431		273	1,704	—

1 to 5 years	6,007		3,014	1,754	(355)	10,420		816	11,236	12,273
6 to 10 years	3,686		2,817	110	(95)	6,518		921	7,439	8,147
11 to 15 years	166		519	592	(21)	1,256		124	1,380	2,961
16 to 20 years	4,742		2,645	—	(91)	7,296		77	7,373	7,889
21 to 25 years	10		1,231	—	(13)	1,228		83	1,311	1,492
26 to 30 years	1,146		2,287	—	(70)	3,363		63	3,426	4,023
31 to 35 years	3,149		—	—	(87)	3,062		—	3,062	2,146
36 to 40 years	278		—	—	—	278		—	278	280
41 to 45 years	—		—	—	—	—		—	—	—
46 to 50 years	50		—	—	—	50		—	50	50
51 to 55 years	—		—	—	—	—		—	—	—
56 to 60 years	430		—	—	—	430		—	430	403

	19,664	[a]	12,513	2,456	(732)[b]	33,901	[c]	2,084	35,985	39,664
Less
Current portion	1,410		156	48	(5)	1,609		20	1,629	2,969

	$18,254		$12,357	$2,408	$(727)	$32,292		$2,064	$34,356	$36,695

  (a)
  Includes $139 million and $307 million in zero-coupon bonds, reported at their discounted value at a semi-annually compounded interest rate of 10.95% and 10.67%, respectively. Their par value will reach $282 million and $1,729 million in 2010 and 2020, respectively. Other bonds, reported at their discounted value and amounting to $1,157 million, will reach a par value of $1,333 million on maturity.

  (b)
  The sinking funds include a special fund created for the majority of the significant discounted debt. It totaled $152 million as at December 31, 2003 ($81 million as at December 31, 2002).

  (c)
  Includes $32,812 million in bonds guaranteed by the Québec government ($36,596 million as at December 31, 2002).

Allocation of debt by currency at time of issue and impact of financial assets related to debt

        The following table summarizes long-term debt, including the current portion, in Canadian dollars and other currencies. Also shown are the effects of currency swaps and sinking funds allocated to repay debt, which are presented on the balance sheet under Financial assets related to debt.

	2003				2002
	Long-term debt		Financial assets related to debt
	In Canadian dollars and other currencies	At the closing exchange rates at the balance sheet date[a]	Currency swaps and sinking funds	Total	Total
	(in millions of dollars or millions of currency units)
Debt of the Corporation
Canadian dollars	19,084	$19,084	$(3)	$19,081	$18,304
U.S. dollars	9,053	12,361	(787)	11,574	15,939
Other currencies
Euros	673	1,234	(127)	1,107	1,260
Yen	39,500	548	(23)	525	637
Pounds sterling	240	573	(39)	534	763
Swiss francs	97	101	(5)	96	96

		2,456	(194)	2,262	2,756

		33,901	(984)	32,917	36,999
Subsidiaries and joint ventures [b]		2,084	(1)	2,083	2,306

		$35,985	$(985)	$35,000	$39,305

  (a)
  Includes $923 million of financial liabilities composed of currency swaps ($474 million as at December 31, 2002) and $732 million in Hydro-Québec securities held in the sinking funds ($561 million as at December 31, 2002).

  (b)
  Long-term debt comprised of $831 million in Canadian dollars, $930 million in U.S. dollars, $319 million in Unidades de Fomento (indexed Chilean pesos) and $3 million in Chinese renminbi ($818 million in Canadian dollars, $1,163 million in U.S. dollars, $321 million in Unidades de Fomento and $4 million in Chinese renminbi as at December 31, 2002).

Allocation of debt by currency at time of issue and at time of repayment

        The following table shows the allocation of debt, net of sinking funds, converted into Canadian dollars after taking swaps into account, according to the currency at time of issue and time of repayment.

	2003			2002
	At time of issue	At time of repayment		At time of issue	At time of repayment
	(in millions of dollars)
Debt of the Corporation
Canadian dollars	$19,081	$20,439		$18,304	$17,778
U.S. dollars	11,574	12,478	[a]	15,939	19,221	[a]
Other currencies	2,262	—		2,756	—

	32,917	32,917		36,999	36,999

Debt of the subsidiaries and joint ventures
Canadian dollars	831	831		818	818
U.S. dollars	930	677		1,163	916
Other currencies	322	575		325	572

	2,083	2,083		2,306	2,306

	$35,000	$35,000		$39,305	$39,305

  (a)
  Represents 94% of the balances as at December 31, 2003 (100% as at December 31, 2002), hedging sales in U.S. dollars.

Interest rates

        The Hydro-Québec interest rates presented in the following table take into account nominal interest rates on borrowings, the related discounts and expenses, and the effect of interest rate swaps.

	2003				2002
Year of maturity	Canadian dollars	U.S. dollars	Other currencies	Weighted average	Weighted average
1 to 5 years	3.95	8.45	4.70	5.24	4.65
6 to 10 years	8.26	6.22	13.86	7.37	6.98
11 to 15 years	5.93	7.60	8.98	7.81	7.70
16 to 20 years	10.61	8.96	9.28	10.01	9.97
21 to 25 years	8.23	8.46	—	8.45	8.57
26 to 30 years	6.67	9.18	—	8.30	8.44
31 to 35 years	6.15	—	—	6.15	6.26
36 to 40 years	6.41	—	—	6.41	6.41
41 to 45 years	—	—	—	—	—
46 to 50 years	6.44	—	—	6.44	6.44
51 to 55 years	—	—	—	—	—
56 to 60 years	6.62	—	—	6.62	6.62
Weighted average	7.80	8.25	7.15	7.94	7.95

        The variable-rate portion of Hydro-Québec's debt amounted to 24.5%, or 25.4% after perpetual debt, as at December 31, 2003 (23.2%, or 24.4% after perpetual debt, as at December 31, 2002). For information purposes, a change of 1% in the interest rate would change net income by $90 million ($97 million in 2002), not including the impact of derivative instruments used to manage short-term financial risk (note 16).

Fair value

        As at December 31, 2003, the fair value of Hydro-Québec's debt, net of sinking funds and after swaps, amounted to $44,409 million ($49,231 million as at December 31, 2002).

        Fair value is obtained by discounting future cash flows, based on term and closing interest rates as at the balance sheet date for similar instruments available on financial markets. Changes in fair value reflect sensitivity to financial market interest rates. However, Management intends to retain these debt securities until maturity. Therefore, as at December 31, 2003, Hydro-Québec did not foresee any significant debt repayments that could result in the realization of this fair value.

        Hydro-Québec has undrawn revolving standby credits totaling US$1,500 million and expiring in 2004 and 2006. Any borrowing under these lines of credit will bear interest at a rate based on the London Interbank Offered Rate (LIBOR).

Note 14 — Other Long-Term Liabilities

	2003	2002
	(in millions of dollars)
Accounts payable	$281	$355
Accrued benefit liability (note 21)	414	376
Deferred foreign exchange gain	1,138	—
Other deferred credits related to debt	173	—
Decommissioning of nuclear generating station[a]	205	177

	$2,211	$908

  a)
  When Gentilly-2 nuclear generating station was designed, the Corporation planned to operate it for 30 years, until 2013. In 2001, it initiated a draft design study to evaluate whether its useful life could be extended by 25 years through rehabilitation. If the rehabilitation is not carried out, the plant could be decommissioned a few years earlier, depending on technical and economic factors. Pending the decision, the financial statements continue to reflect the end of life in 2013 for purposes of calculating the depreciation and decommissioning costs of the plant. Once the decision is made, future decommissioning and depreciation costs may vary significantly from the amounts reported in these financial statements based on the end-of-life date retained and the increase inherent in the methods used to calculate depreciation and amortization and the costs of decommissioning. As at December 31, 2003, the net book value of Gentilly-2 was $730 million, and the portion for which a provision remained to be made for future decommissioning costs approximated $630 million, based on end of life in 2013.

Note 15 — Perpetual Debt

        Perpetual notes in the amount of US$340 million (US$400 million as at December 31, 2002) bear interest at a rate established semi-annually based on LIBOR. They are guaranteed by the Québec government and are only redeemable at the Corporation's option. Effective January 1, 2002, these notes are shown on the balance sheet at the closing rate in effect at the balance sheet date, whereas in 2001 they were shown at the rate in effect on the date of issue. In 2003, a portion amounting to US$60 million was purchased on secondary markets and then canceled. Also during the year, the perpetual notes ceased to naturally hedge the sales in U.S. dollars. However, various derivative instruments recorded at fair value are used to reduce the exchange risk.

        As at December 31, 2003, the fair value of these notes was $402 million ($540 million as at December 31, 2002). As at December 31, 2003 and 2002, the LIBOR for perpetual notes was 1.25% and 1.94%, respectively.

Note 16 — Financial Instruments

Derivative instruments

        Derivative instruments used by Hydro-Québec for hedging purposes are always associated with a reverse risk position.

        Hydro-Québec concludes currency swaps in order to manage the foreign exchange risk associated with payments of principal on long-term debt, interest payments and sales in U.S. dollars. Some of these currency swaps allow for interest rate exchanges to change long-term exposure to interest rate risk. Interest rate swaps that do not allow for exchanges of principal are also used to manage this risk.

        The valuation of these swaps, with terms through 2030, showed a positive fair value of $427 million (positive fair value of $407 million as at December 31, 2002).

        The following table shows the notional amount of these swaps, expressed in Canadian dollars or other currencies.

	2003[a]	2002[a]
	(in millions of currency units)
Canadian dollars	(1,358)	526
U.S. dollars	(433)	(1,991)
Other currencies
Yen	39,500	46,500
Euros	673	727
Pounds sterling	240	300
Swiss francs	97	97
Unidades de Fomento (indexed Chilean pesos)	(7)	(7)

  (a)
  Figures in parentheses represent amounts to be paid.

        In managing short-term financial risks, Hydro-Québec assesses, on an ongoing basis, the overall impact of variations in exchange rates, interest rates and the prices of commodities. Hydro-Québec holds options and forward contracts designed to hedge several positions. It also uses derivative instruments to manage market risks resulting from fluctuations in energy prices. The fair value of these instruments is presented by specific risk in the following table. These derivative instruments mature through June 2006.

        The fair value of derivative instruments reflects the amount that Hydro-Québec would receive (financial assets) or pay (financial liabilities) as at the balance sheet date in terminating these instruments.

	2003	2002
	(in millions of dollars)
Exchange risk
Forward exchange forward contracts and options
Financial assets	$11	$22
Financial liabilities	(75)	(7)

	(64)	15

Interest rate risk
Forward rate agreements, options and swaps
Financial assets	11	7
Financial liabilities	(25)	(101)

	(14)	(94)

Risk of change in energy and commodity prices
Forward contracts, options and swaps
Financial assets	12	29
Financial liabilities	(52)	(18)

	(40)	11

	$(118)	$(68)

Credit risk

        Derivative instruments include an element of risk, since a counterparty might not meet its obligations. However, this risk is moderate as Hydro-Québec generally deals with Canadian and international financial institutions with high credit ratings. Credit risk exposure is also reduced by applying a credit policy limiting credit risk concentration and a customer credit risk evaluation program, as well as by adopting credit limits, where necessary. As at December 31, 2003, Hydro-Québec did not foresee any material loss arising from a counterparty's default.

        In addition, credit risk exposure with respect to trade receivables is limited due to Hydro-Québec's large and diverse client base. Management estimates that Hydro-Québec is not exposed to a major credit risk.

Note 17 — Interests in Joint Ventures

        The share of the principal joint venture items included in the consolidated financial statements is presented in the following table. These joint ventures specifically include the interest in Noverco Inc. and the Corporation's interests in various foreign joint ventures, mainly through HQI.

	2003	2002
	(in millions of dollars)
Operations
Revenue	$940	$933
Expenditure and financial expenses	883	871
Non-controlling interest	27	29

Net income	$30	$33

Balance sheet
Current assets	$157	$170
Long-term assets	1,553	1,925
Current liabilities	143	213
Long-term liabilities	937	1,102
Non-controlling interest	202	216

Net assets	$428	$564

Cash flows
Operating activities	$138	$156
Investing activities	(134)	(121)
Financing activities	20	(5)

Net change in cash and cash equivalents	$24	$30

Noverco Inc.

        Hydro-Québec holds 41.2% of the outstanding common shares of Noverco Inc. and options on an additional 9.16%. Under the Noverco Inc. shareholders' agreement, it agreed to mechanisms enabling the joint owners to convert their interests into liquidities under certain conditions.

        Noverco Inc. disclosed unrecorded future income taxes of $88 million in 2003 ($94 million in 2002) on the regulated activities in Gaz Metro Limited Partnership (GMLP). Taxes on income from regulated activities are recorded using the taxes payable method, since it is expected that future income taxes will be included in the rates approved by Canadian regulatory bodies, i.e. the Regie de l'énergie and the National Energy Board, as thus passed on to customers.

        GMLP recognizes pension and other retirement benefits in its statement of operations as the amounts are disbursed, in accordance with regulatory practice.

Foreign joint ventures

        Hydro-Québec holds interests in joint ventures, primarily through HQI. These joint ventures are essentially involved in the operation and construction of transmission systems and hydroelectric generating stations. They mainly operate in South and Central America and Australia.

Note 18 — Shareholder's Equity

        The authorized share capital comprises 50,000,000 shares with a par value of $100 each, and 43,741,090 shares were issued and paid.

        Under the Hydro-Québec Act, any dividends to be paid by the Corporation are declared once a year by the Québec government, which also determines the terms and conditions of payment. For a given fiscal year, they cannot exceed the distributable surplus, equal to 75% of the year's operating income and net investment income, less interest on debt securities and amortization of borrowing discounts and expenses. This calculation is made on the basis of the consolidated financial statements.

        However, in respect of a given fiscal year, no dividend may be declared in an amount that would have the effect of reducing the rate of capitalization to less than 25% at the end of the year. The government declares the dividends for a given year within 30 days after the Corporation has sent the government the financial data relative to the distributable surplus. On expiry of the time prescribed, any distributable surplus or part thereof that has not been subject to a dividend declaration may no longer be distributed to the shareholder as a dividend.

        For 2003, the Québec government declared dividends of $965 million, which is less than the maximum permitted.

        Dividends declared are deducted from the retained earnings of the year for which they were declared.

Note 19 — Change in Non-Cash Working Capital Items

	2003	2002
	(in millions of dollars)
Accounts receivable	$14	$(99)
Materials, fuel and supplies	(8)	7
Accounts payable	103	142
Accrued interest	(185)	(44)

	$(76)	$6

Note 20 — Business Acquisition

        On October 23, 2000, the Corporation, through HQI, acquired the aggregate of the outstanding common shares of Compañía Nacional de Transmisión Eléctrica S.A. (Transelec), a major Chilean power transmission company. The acquisition was recorded using the purchase method.

        Following the finalization of the acquisition price on June 29, 2001 for an amount of $1,635 million, the fair value of the assets acquired and liabilities assumed are as follows:

(in millions of dollars)
Cash	$50
Current assets	13
Long-term assets	1,529

1,592
Current liabilities	(14)
Long-term liabilities	(15)

Net assets	1,563
Goodwill	72

Purchase price	1,635

Consideration comprises:
Cash, net of cash acquired	1,576
Other	9

$1,585

        As at December 31, 2000, no results had been recorded, pursuant to Hydro-Québec's practice of consolidating international interests on a quarter lag basis.

Note 21 — Employee Future Benefits

        The Corporation's pension plan (the "Pension Plan") is a funded plan that ensures pension benefits based on years of service and average five best years of earnings. The post-retirement and post-employment benefits offered by the Corporation also include group life, medical and hospitalization, and salary insurance plans. However, most of these plans are not funded, with the exception of the long-term disability salary insurance plan, which is fully funded, and the supplementary group life insurance plan, which is partially funded.

        The following tables present information concerning the defined benefit plans, established by independent actuaries:

	2003 Pension Plan	2002 Pension Plan	2003 Other plans	2002 Other plans
	(in millions of dollars)
Accrued benefit obligation
Balance at beginning of year	$7,937	$7,231	$564	$511
Current service cost	244	220	24	22
Benefit payments and refunds	(329)	(319)	(34)	(31)
Interest on obligation	517	484	36	34
Actuarial losses	98	321	1	28
Adjustments arising from plan amendments	161	—	—	—

Balance at end of year	$8,628	$7,937	$591	$564

Plan assets at fair value
Balance at beginning of year	$8,326	$9,149	$46	$40
Actual return on plan assets	1,246	(480)	1	1
Employee contributions	6	6	—	—
Hydro-Québec's contributions	1	—	7	12
Benefit payments and refunds	(329)	(319)	(5)	(7)
Administrative fees	(33)	(30)	—	—

Balance at end of year	$9,217	$8,326	$49	$46

Surplus (deficit) at end of year	$589	$389	$(542)	$(518)
Unamortized past service costs	391	270	—	1
Unamortized net loss (gain)	1,385	1,766	(7)	(9)
Unamortized transitional obligation (asset)	(1,521)	(1,673)	135	150

Accrued benefit asset (liability)	$844	$752	$(414)	$(376)

Significant actuarial assumptions (%)
Discount rate	6.67	6.58	6.67	6.58
Expected rate of return on plan assets	7.07	7.45	3.31	3.00
Salary escalation rate [a]	3.41	3.15	—	—

  (a)
  This rate is a weighted average rate, which takes salary increases into account as well as promotion opportunities while in service.

        As at December 31, 2003, health-care costs were based on an annual growth rate of 8.3% in 2004. Thereafter, based on the assumption used, this rate gradually decreases until it reaches the ultimate rate of 3.9% in 2014. A change of 1% on this annual growth rate would have the following impact:

	1% increase	1% decrease
Impact on the cost of services rendered and the interest on the accrued benefit obligation for the year (%)	3	(2)
Impact on the accrued benefit obligation at end of year (%)	30	(24)

        Plan assets include securities issued by the Corporation and certain related companies. These securities are grouped under the following asset classes:

	2003 Pension Plan	2002 Pension Plan	2003 Other plans	2002 Other plans
	(in millions of dollars)
Bonds and debentures	$547	$551	$—	$—
Shares	26	7	—	—
Short-term investments	—	27	41	40

	$573	$585	$41	$40

Plan expense (credit) for the year
Current service cost [a]	$214	$197	$24	$22
Administrative fees [b]	33	30	—	—
Interest on obligation	517	484	36	34
Expected return on plan assets	(743)	(754)	(1)	(1)
Amortization of transitional obligation (asset)	(152)	(152)	15	14
Amortization of net actuarial loss (gain)	—	—	(1)	2
Amortization of past service costs	40	78	—	—

Expense (credit) for the year	$(91)	$(117)	$73	$71

  (a)
  For the long-term disability salary insurance plan, current service cost corresponds to the cost of new disability cases for the year.

  (b)
  Administrative fees chargeable to the Pension Plan are fully billed by the Corporation.

        During the year, some amendments were made to the Pension Plan following agreements reached between the Corporation and its unions. These amendments, in effect since January 1, 2004, are for the most part temporary provisions. They mainly affect bridging annuity and normal retirement annuity, the cost of optional forms of annuity and an extension of the buyback program introduced in 2000.

        Beginning in 2004, the Corporation and all its employees will resume contributions to the Pension Plan.

Note 22 — Commitments and Contingent Liabilities

Electricity purchased

        On May 12, 1969, the Corporation signed a contract with Churchill Falls (Labrador) Corporation Limited (CF(L)Co) whereby the Corporation undertook to purchase substantially all the output from Churchill Falls generating station, which has a rated capacity of 5,428 MW. Under this agreement, the Corporation could be required to provide additional funding to service the debt of CF(L)Co and to pay its expenses should CF(L)Co be unable to do so. Expiring in 2016, this contract will be automatically renewed for a further 25 years under agreed-upon terms and conditions. On June 18, 1999, the Corporation and CF(L)Co also entered into a contract to guarantee the availability of 682 MW of additional power until 2041 for the November 1 to March 31 winter period.

        As at December 31, 2003, the Corporation was committed under 83 contracts to purchase electricity from other power producers for an installed capacity of about 2,200 MW. It expects to purchase approximately 8.5 TWh of energy annually over the initial term of these contracts, which extend through 2029. The majority of these contracts include renewal clauses.

Guarantees

        In the normal course of business, Hydro-Québec grants guarantees to third parties for indemnification purposes, mainly for energy purchase transactions. It also enters into agreements as part of its international operations and in the field of electrotechnology.

        As at December 31, 2003, the potential maximum amount the Corporation may have to pay under these letters of credit or agreements totaled $470 million. Of this amount, $397 million relates to the purchase of energy, and a liability in the amount of $28 million has been recorded accordingly. Some guarantees expire from 2004 to 2019, and others do not have maturity dates.

Capital expenditures

        The Corporation expects to invest approximately $3,400 million in fixed assets in 2004.

Agreement entered into with Natives and regional county municipalities

        Hydro-Québec has entered into various agreements related to capital projects with Natives and regional county municipalities. The amounts paid are based on the work carried out.

Litigation

        In the normal course of business, Hydro-Québec is party to claims and legal proceedings. Management is of the opinion that adequate provisions have been made for any disbursements that could stem from these legal actions, and does not foresee any adverse effect of such liabilities on the consolidated financial position or operating results of Hydro-Québec.

Note 23 — Segmented Information

        Hydro-Québec has five operating segments, plus Corporate and Other Activities:

        Generation:    Hydro-Québec Production operates and develops the Corporation's generating facilities in Québec and a number of foreign facilities. It also sells electricity on external markets and engages in energy trading activities. It participates in the Québec wholesale market by responding to calls for tenders from Hydro-Québec Distribution.

        Transmission:    Hydro-Québec TransÉnergie develops and operates the Corporation's transmission system in Québec, in addition to managing and operating foreign transmission systems and carrying out development projects abroad. The division also manages Hydro-Québec's telecommunications network.

        Distribution:    Hydro-Québec Distribution develops and operates the Corporation's distribution system and is responsible for sales and service to Québec customers.

        Construction:    Hydro-Québec Équipement and SEBJ are involved in energy-related engineering services and construction projects in Québec and in other parts of the world.

        Oil and Gas:    Hydro-Québec Pétrole et gaz comprises all activities related to the pipeline transmission of oil, natural gas and liquid natural gas, as well as gas distribution. Activities arising from the Québec Oil and Gas Exploration Plan 2002-2010 are also included in this segment.

        Corporate and Other Activities:    Corporate and Other Activities include corporate activities such as financial services, human resources, corporate affairs, the activities of the Shared Services Centre, notably procurement and computer services, and the activities managed by Hydro-Quebec Technologie et développement industriel, i.e., research, technical support, industrial development of Hydro-Québec technologies, and capital venturing.

        The amounts presented for each segment are based on the financial information used to establish the consolidated financial statements. The accounting policies used to calculate these amounts are as described in note 1.

        Intersegment transactions related to electricity sales are recorded based on the supply and transmission rates provided under the Act respecting the Régie de l'énergie. The Act sets a commodity rate for a maximum annual volume of heritage pool electricity of 165 TWh for Québec markets. This volume was almost reached in 2003.

        Other intersegment products and services are valued at full cost.

        The following tables contain information related to operations and assets by segment as well as geographical information:

SEGMENTS

	2003
	Generation	Transmission	Distribution	Construction		Oil and Gas	Corporate and Other Activities	Intersegment and Others		Total
	(in millions of dollars)
Revenue
— External customers	$1,511	$321	$8,661	$11		$936	$(15)	$—		$11,425
— Intersegment	$4,563	$2,641	$44	$1,581	[a]	$—	$786	$(9,615)		$—
Depreciation, amortization and decommissioning	$694	$622	$437	$5		$76	$82	$—		$1,916
Financial expenses	$1,171	$977	$445	$—		$85	$56	$—		$2,734
Net income (loss)	$1,741	$397	$(133)	$6		$35	$(109)	$(6)		$1,931
Capital expenditures (including intangibles)	$1,431	$1,002	$553	$4		$62	$85	$(4)		$3,133
Total assets	$25,218	$18,479	$9,931	$244		$1,820	$952	$1,059	[b]	$57,703
	2002
	Generation	Transmission	Distribution	Construction		Oil and Gas	Corporate and Other Activities	Intersegment and Others		Total
	(in millions of dollars)
Revenue
— External customers	$3,638	$309	$8,180	$7		$848	$19	$—		$13,001
— Intersegment	$4,274	$2,734	$37	$1,112	[a]	$—	$720	$(8,877)		$—
Depreciation, amortization and decommissioning	$828	$639	$445	$4		$67	$79	$—		$2,062
Financial expenses	$1,352	$1,078	$492	$—		$85	$51	$—		$3,058
Net income (loss)	$1,563	$389	$(409)	$3		$35	$(55)	$—		$1,526
Capital expenditures (including intangibles)	$1,033	$702	$525	$8		$49	$139	$—		$2,456
Total assets	$24,605	$18,268	$9,755	$251		$1,771	$984	$3,464	[b]	$59,098

  a)
  Intersegment revenue generated by the Construction segment includes an amount of $1,177 million ($963 million in 2002) that corresponds to capital expenditures in respect of its client segments.

  b)
  Includes assets related to long-term financing that have not been allocated to the operating segments or to Corporate and Other Activities.

  GEOGRAPHICAL INFORMATION

	2003		2002
	Revenue	Fixed assets and goodwill	Revenue	Fixed assets and goodwill
	(in millions of dollars)
Québec	$9,572	$48,790	$9,040	$47,772
Canada, outside Québec	182	29	362	2
United States	1,373	372	3,305	401
Chile	207	1,599	204	1,468
Other countries	91	373	90	353

	$11,425	$51,163	$13,001	$49,996

LONG-TERM DEBT BY ISSUE

        The following table sets forth the non-consolidated long-term debt of Hydro-Québec outstanding as of December 31, 2003, expressed in Canadian dollars and in currency units:

Series	Maturity Date	Issue Date(1)	Interest Rate %	Canadian Dollars	CUSIP Number or ISIN Code	References(2)
Payable in Canadian Dollars
IM	2004-06-01	1994-01-25	7.000	$876,000,000	448814 EC 3
JI	2005-01-28	2000-01-28	Floating	500,000,000	448814 HD 8
IR	2005-08-15	1995-06-30	8.500	800,000,000	448814 FV 0
FT2	2006-02-06	1985-02-06	12.250	203,000,000	448814 CL 5
JA	2007-02-15	1996-10-11	7.000	745,046,000	448814 GJ 6
GO	2007-02-18	1987-02-18	9.750	12,000,000	448814 DT 7	(a)(b)
GZ	2008-06-01	1988-06-08	11.250	100,000,000	448814 DU 4
JH	2009-07-15	1999-06-30	6.000	500,000,000	448814 HA 4
HN	2010-08-16	1990-08-16	—	139,406,000	448814 DH 3
JK	2011-02-15	2000-06-12	6.500	1,300,000,000	448814 HG 1
HF	2011-09-26	1989-09-26	10.000	575,147,000	448814 DD 2
GU2	2012-07-16	1987-07-16	10.250	1,117,000,000	448814 CV 3
HG	2019-11-22	1989-11-22	10.000	100,000,000	448814 DE 0
II	2020-01-10	1993-07-27	10.250	166,457,000	448814 EF 6
HL	2020-08-15	1990-08-15	11.000	1,110,000,000	448814 DG 5
HM	2020-08-15	1990-08-15	—	306,920,000	448814 DK 6
HX	2021-10-15	1991-10-15	10.500	1,100,000,000	448814 DW 0
IC	2022-07-15	1992-07-15	9.625	1,950,000,000	448814 DZ 3
IH	2031-02-26	1993-07-27	11.000	229,493,000	448814 EG 4
JG	2031-08-15	1999-01-26	6.000	825,675,000	448814 GY 3

Medium-term notes issued under Canadian MTN program
0036	2004-01-15	2001-01-15	Floating	50,000,000	44889Z DE 3
0043	2004-01-19	2001-06-19	Floating	75,000,000	44889Z DM 5
0041	2004-05-28	2001-05-28	Floating	45,000,000	44889Z DK 9
0024	2004-06-01	1999-10-26	7.000	110,000,000	44889Z CS 3
0023	2004-08-30	1999-07-21	5.500	15,000,000	44889Z CR 5
0005	2004-11-07	1996-11-07	6.250	25,000,000	44889Z BB 1	(c)
0029	2004-12-15	2000-06-12	6.000	20,000,000	44889Z CX 2
0035	2004-12-15	2001-01-15	Floating	182,000,000	44889Z DD 5
0026	2005-02-15	1999-10-27	6.500	20,000,000	44889Z CU 8
0045	2005-02-28	2002-02-25	Floating	20,000,000	44889Z DQ 6
0044	2005-04-25	2001-12-18	Floating	105,000,000	44889Z DN 3
0046	2005-04-25	2002-03-08	Floating	25,000,000	44889Z DR 4
0042	2005-05-25	2001-06-04	Floating	15,000,000	44889Z DL 7
0034	2005-08-15	2001-01-04	6.000	135,000,000	44889Z DC 7
0030	2006-02-15	2000-07-10	6.200	205,000,000	44889Z CY 0
0047	2006-11-01	2002-05-01	Floating	1,056,400,000	44889Z DS 2
0048	2007-03-21	2003-03-21	Floating	570,000,000	44889Z DT 0
0008	2008-02-02	1998-02-02	5.500	10,000,000	44889Z BE 5
0015	2008-06-02	1998-07-23	5.750	65,000,000	44889Z CH 7
0010	2010-02-15	1998-02-16	6.000	15,000,000	44889Z BG 0
0006	2012-02-15	1997-02-14	5.750	15,000,000	44889Z DP 8
0049	2018-08-15	2003-09-04	5.500	150,000,000	44889Z DU 7
0003	2021-08-16	1996-09-27	—	31,332,000	—	(d)
0017	2029-01-16	1999-02-02	6.500	75,000,000	44889Z CK 0
0038	2031-08-15	2001-01-17	6.000	4,325,000	44889Z DG 8
0009	2035-01-16	1998-02-03	6.500	686,500,000	44889Z BF 2
0011	2035-01-16	1998-02-18	Various	16,049,000	44889Z BH 8	(e)
0016	2035-01-16	1998-07-27	3.529	101,233,000	44889Z CJ 3	(h)
0019	2035-02-15	1999-04-30	6.500	2,294,000,000	44889Z CM 6
0012	2035-07-16	1998-06-05	Various	41,338,000	44889Z BJ 4	(f)
0014	2035-07-16	1998-07-15	—	15,072,000	—	(g)
0020	2040-02-15	1999-05-14	6.000	270,500,000	44889Z CN 4
0032	2050-02-15	2000-08-01	6.000	50,000,000	44889Z DA 1
0033	2060-02-15	2000-11-02	Various	233,954,000	44889Z DB 9	(i)
0037	2060-02-15	2001-01-12	Various	37,700,000	44889Z DF 0	(j)
0039	2060-02-15	2001-01-19	Various	141,084,000	44889Z DH 6	(k)
0040	2060-02-15	2001-01-24	Various	17,625,000	44889Z DJ 2	(l)
Opimiscow Agreement				31,876,000
Present value of lease obligations for regional offices and service facilities for a period not exceeding 25 years ending in 2010				28,374,000
Others				3,205,000
Less: Sinking Funds Investments				(583,079,000)

Debt and swaps classified by currency of issue				19,080,632,000
Obligations under swaps				1,357,947,000

Debt and swaps classified by currency of repayment				20,438,579,000

Series	Maturity Date	Issue Date(1)	Interest Rate %	Canadian Dollars(3)	Currency Units		CUSIP Number or ISIN Code	References(2)
Payable in U.S. Dollars
IJ	2005-10-01	1993-10-01	Floating	$258,480,000	US$	200,000,000	XS0046125828
JL	2011-05-11	2001-05-11	6.300	969,300,000		750,000,000	448814 HR 7
FU	2012-02-01	1985-02-01	11.750	258,480,000		200,000,000	448814 CF 8	(a)
IF2	2013-02-01	1993-02-03	8.000	1,292,400,000		1,000,000,000	448814 ED 1
IU	2016-04-01	1996-04-01	7.500	516,960,000		400,000,000	448814 EK 5
HS	2021-02-01	1991-02-12	9.400	1,163,160,000		900,000,000	448814 DM 2
HY	2022-01-15	1992-01-30	8.400	1,292,400,000		1,000,000,000	448814 DX 8
IO	2024-07-07	1994-07-07	8.050	1,292,400,000		1,000,000,000	448814 EJ 8	(m)
GF	2026-03-01	1986-03-06	8.875	323,100,000		250,000,000	448814 CP 6	(a)
GH	2026-04-15	1986-04-15	8.250	323,100,000		250,000,000	448814 CS 0	(a)
GQ	2027-01-15	1987-01-15	8.250	323,100,000		250,000,000	448814 CT 8
HE	2029-06-15	1989-06-15	8.625	323,100,000		250,000,000	448814 DB 6
HH	2029-12-01	1989-01-12	8.500	646,200,000		500,000,000	448814 DC 4
HK	2030-04-15	1990-04-15	9.375	646,200,000		500,000,000	448814 DF 7
HQ	2030-11-15	1990-11-15	9.500	646,200,000		500,000,000	448814 DL 4

Medium-term notes issued under U.S. MTN program
B-84	2005-02-28	1993-02-26	6.980	54,280,000		42,000,000	44881H DF 8
B-85	2005-02-28	1993-02-26	6.980	9,047,000		7,000,000	44881H DF 8
B-86	2005-03-01	1993-03-01	7.000	15,638,000		12,100,000	44881H DH 4
B-87	2005-03-01	1993-03-01	6.980	3,166,000		2,450,000	44881H DJ 0
B-88	2005-03-01	1993-03-01	6.970	12,924,000		10,000,000	44881H DK 7
B-89	2005-03-01	1993-03-01	6.940	12,924,000		10,000,000	44881H DL 5
B-90	2005-03-01	1993-03-01	6.870	5,170,000		4,000,000	44881H DM 3
B-91	2005-03-01	1993-03-02	6.720	3,877,000		3,000,000	44881H DG 6
B-92	2005-03-01	1993-03-03	6.770	2,585,000		2,000,000	44881H DN 1
B-93	2005-03-11	1993-03-11	6.620	3,877,000		3,000,000	44881H DP 6
B-94	2005-03-16	1993-03-16	6.720	12,278,000		9,500,000	44881H DQ 4
B-95	2005-03-23	1993-03-23	7.000	13,570,000		10,500,000	44881H DR 2
B-96	2005-03-23	1993-03-23	7.010	5,816,000		4,500,000	44881H DS 0
B-97	2005-03-23	1993-03-23	7.020	32,310,000		25,000,000	44881H DT 8
B-98	2005-04-01	1993-04-01	6.850	6,462,000		5,000,000	44881H DU 5
B-99	2005-04-01	1993-04-01	6.820	6,462,000		5,000,000	44881H DV 3
B-100	2005-04-01	1993-04-01	6.860	32,310,000		25,000,000	44881H DW 1
B-101	2005-04-05	1993-04-05	6.990	6,462,000		5,000,000	44881H DY 7
B-102	2005-04-05	1993-04-05	6.940	3,877,000		3,000,000	44881H DX 9
B-103	2005-04-07	1993-04-07	6.920	2,585,000		2,000,000	44881H DZ 4
B-104	2005-04-12	1993-04-12	7.010	6,462,000		5,000,000	44881H EA 8
B-105	2005-04-12	1993-04-12	7.000	12,924,000		10,000,000	44881H EB 6
B-106	2005-05-10	1993-04-12	7.000	3,877,000		3,000,000	44881H EC 4
B-118	2006-02-23	1994-02-23	6.520	64,620,000		50,000,000	44881H EQ 3
B-119	2006-02-23	1994-02-23	6.520	25,848,000		20,000,000	44881H EQ 3
B-120	2006-02-24	1994-02-24	6.490	32,310,000		25,000,000	44881H EM 2
B-121	2006-02-24	1994-02-24	6.490	6,462,000		5,000,000	44881H EM 2
B-122	2006-02-24	1994-02-24	6.510	1,292,000		1,000,000	44881H ER 1
B-129	2007-10-15	1997-10-15	6.750	103,392,000		80,000,000	44881H EY 6
B-123	2009-10-05	1994-10-05	9.125	32,310,000		25,000,000	44881H ES 9
B-126	2010-04-20	1995-04-20	7.580	19,386,000		15,000,000	44881H EV 2
B-30	2011-12-15	1991-12-06	8.620	51,696,000		40,000,000	44881H BD 5
B-37	2011-12-15	1991-12-11	8.540	25,848,000		20,000,000	44881H BL 7
B-7	2020-12-11	1990-12-10	9.400	12,924,000		10,000,000	44881H AF 1

Series	Maturity Date	Issue Date(1)	Interest Rate %	Canadian Dollars(3)	Currency Units		CUSIP Number or ISIN Code	References(2)
B-48	2021-12-20	1991-12-19	8.680	64,620,000		50,000,000	44881H BX 1
B-49	2022-02-15	1992-02-24	9.800	64,620,000		50,000,000	44881H BY 9
B-64	2022-05-10	1992-04-30	9.750	25,848,000		20,000,000	44881H CL 6
B-124	2024-11-18	1994-11-18	8.910	32,310,000		25,000,000	44881H ET 7
B-125	2025-03-28	1995-03-28	8.400	71,082,000		55,000,000	44881H EU 4
B-127	2026-01-03	1996-01-03	6.270	64,620,000		50,000,000	44881H EW O
B-63	2027-04-30	1992-04-30	9.500	25,848,000		20,000,000	44881H CK 8
B-130	2028-07-13	1998-07-13	6.625	64,620,000		50,000,000	44881H EZ 3

Medium-term note issued under Euro MTN program

35	2007-06-10	1997-06-10	7.010	387,720,000		300,000,000	XS0076907970

Conditional sale transaction (Turbines)				98,907,000		76,530,000

Long-term debt before swaps				11,819,746,000		9,145,580,000
Net currency swaps(4)				(93,534,000)		—
Less Sinking Fund Investments				(151,868,000)		(93,160,000)

Debt and swaps classified by currency of issue				11,574,344,000	US$	9,052,420,000

Debt and swap classified by currency of repayment				12,478,830,000	US$	9,655,548,000

Payable in Euro
D15B	2016-05-01	1986-05-01	6.000	$98,541,000		€60,529,000	WKN478032	(a)

Medium-term note issued under Euro MTN program

33	2008-03-13	1997-03-13	5.875	372,281,000		228,674,000	XS0074464974
36	2008-03-19	1998-03-19	5.375	624,288,000		383,469,000	DE0002303708

Long-term debt before swaps				1,095,110,000		672,672,000
Net currency swaps(4)				12,859,000		—

Debt and swaps classified by currency of issue				1,107,969,000		€672,672,000

Debt and swaps classified by currency of repayment				—		€—

Payable in Japanese Yen
J6	2005-08-23	1995-08-23	Floating	$60,330,000		¥5,000,000,000

Medium-term notes issued under Euro MTN program payable
16	2004-04-27	1995-07-27	3.000	36,198,000		3,000,000,000	XS0059083377
11	2005-07-12	1995-07-12	4.000	15,686,000		1,300,000,000	XS0058867168
15	2005-07-27	1995-07-27	4.100	13,273,000		1,100,000,000	XS0058720656
18	2005-08-17	1995-08-17	4.300	18,099,000		1,500,000,000	XS0059257039
19	2005-08-22	1995-08-22	4.000	24,132,000		2,000,000,000	XS0059566789
21	2006-02-28	1996-02-28	4.400	120,660,000		10,000,000,000	XS0064227134
23	2006-08-15	1996-08-15	4.170	42,231,000		3,500,000,000	XS0068482735
24	2006-08-29	1996-08-29	4.020	14,479,000		1,200,000,000	XS0068995017
25	2006-09-27	1996-09-27	4.000	12,066,000		1,000,000,000	XS0069838802
26	2006-10-03	1996-10-03	3.900	36,198,000		3,000,000,000	XS0069880838
27	2006-10-06	1996-10-08	3.900	12,066,000		1,000,000,000	XS0069897055
28	2006-11-20	1996-11-19	3.700	16,892,000		1,400,000,000	XS0071059835
29	2007-02-13	1997-02-13	3.100	12,066,000		1,000,000,000	XS0073361106
30	2007-02-20	1997-02-20	3.150	12,066,000		1,000,000,000	XS0073684705
38	2009-10-20	1999-10-20	2.500	6,033,000		500,000,000	XS0102907085
32	2012-03-05	1997-03-05	4.400	12,066,000		1,000,000,000	XS0074215830
34	2017-03-17	1997-03-17	4.850	12,066,000		1,000,000,000	XS0074480319

Long-term debt before swaps				476,607,000		39,500,000,000
Net currency swaps(4)				48,375,000		—

Debt and swaps classified by currency of issue				524,982,000		¥39,500,000,000

Debt and swaps classified by currency of repayment				—		¥—

Series	Maturity Date	Issue Date(1)	Interest Rate %	Canadian Dollars(3)	Currency Units		CUSIP Number or ISIN Code	References(2)
Payable in Swiss Francs

Medium-term note issued under Euro MTN program

37	2008-02-06	1998-04-24	3.600	$100,756,000	SF	96,500,000	XS0086768529

Long-term debt before swaps				100,756,000		96,500,000
Net currency swaps(4)				(5,262,000)		—

Debt and swaps classified by currency of issue				95,494,000	SF	96,500,000

Debt and swaps classified by currency of repayment				—	SF	—

Payable in Pounds Sterling
EG	2011-05-31	1981-05-20	15.000	$92,264,000		£40,000,000
HI	2015-03-08	1990-03-08	12.625	345,990,000		150,000,000		(n)
FA	2015-09-13	1982-09-13	12.750	115,330,000		50,000,000

Long-term debt before swaps				553,584,000		240,000,000
Net currency swaps(4)				(19,596,000)		—

Debt and swaps classified by currency of issue				533,988,000		£240,000,000

Debt and swaps classified by currency of repayment				—		£—

Total Long-Term Debt				$32,917,409,000

(1)
If more than one issue date, the date of the first issue is indicated.

(2)
Not redeemable unless otherwise specified.

(3)
Translated at rates in effect at December 31, 2003.

(4)
Difference between the rate established under swaps and the rate at December 31, 2003 applied on the portion of the debt covered by swaps.

(a)
Sinking-fund debentures.

(b)
Redeemable at par in annual installments for sinking fund purposes one year after the date of issue.

(c)
Extendible at par, at their maturity date, at the option of the Holder, to November 7, 2024 bearing interest at 7.5%.

(d)
Aggregate principal amount of $88 million sold at deep discount maturing semi-annually from February 15, 2011 to August 15, 2021 in equal payments.

(e)
Fixed coupon amounts of $1.6 million semi-annually from January 16, 2022.

(f)
Fixed rate coupon of 6.5% semi-annually commencing on January 16, 2026.

(g)
Aggregate principal amount of $73.5 million sold at deep discount maturing semi-annually from January 16, 2025 to July 16, 2035 in various payment amounts.

(h)
Interest coupons of $3 million semi-annually from January 16, 1999 to January 16, 2014. Interest coupons of $5.525 million semi-annually from July 16, 2024 to January 16, 2035.

(i)
No interest payment until February 15, 2030 exclusive. Fixed rate coupon of 45% semi-annually commencing on February 15, 2030.

(j)
No interest payment until February 15, 2041 exclusive. Interest coupons of $50 million annually from February 15, 2041 to February 15, 2045. Interest coupons of $35 million annually from February 15, 2046 to February 15, 2050. Interest coupons of $20 million annually from February 15, 2051 to February 15, 2055. Interest coupons of $10 million annually from February 15, 2056 to February 15, 2059.

(k)
No interest payment until February 15, 2040 exclusive. Fixed rate coupon of 100% semi-annually commencing on February 15, 2040.

(l)
No interest payment until February 15, 2050 exclusive. Interest coupons of $45 million annually from February 15, 2050 to February 15, 2052. Interest coupons of $40 million annually from February 15, 2053 to February 15, 2055. Interest coupons of $35 million annually from February 15, 2056 to February 15, 2058. Interest coupon of $30 million on February 15, 2059.

(m)
Redeemable at par at the option of the Holder in whole, or in part, on July 7, 2006.

(n)
Redeemable anytime at the highest of par or adjusted price as per the Fiscal Agency Agreement at the option of Hydro-Québec.

Exhibit (e)

INDEPENDENT AUDITORS' CONSENT

        We hereby consent to the inclusion of our report dated February 16, 2004 concerning the Consolidated Financial Statements for each of the years in the five-year period ended December 31, 2003 in the annual report on Form 18-K of Hydro-Québec for the year ended December 31, 2003 and to the incorporation by reference in the Registration Statements Nos. 33-76074 and 333-112298.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l. Chartered Accountants Montréal, Québec	PricewaterhouseCoopers LLP Chartered Accountants Montréal, Québec

April 27, 2004

QuickLinks

SIGNATURE
EXHIBIT INDEX
TABLE OF CONTENTS
FOREIGN EXCHANGE
SUMMARY
HYDRO-QUÉBEC
ELECTRICITY SALES AND REVENUE IN QUÉBEC
INTERCONNECTIONS WITH NEIGHBORING SYSTEMS OUTSIDE QUÉBEC
GENERATION FACILITIES IN SERVICE IN QUÉBEC(1)
PRINCIPAL ENERGY EXPORT AGREEMENTS
ELECTRICITY SALES AND REVENUE OUTSIDE QUÉBEC
CAPITAL INVESTMENT PROGRAM
DISTRIBUTION SEGMENT
TRANSMISSION SEGMENT
GENERATION SEGMENT
SEGMENT RESULTS FOR 2003
ELECTRICITY SALES IN QUÉBEC, BY CATEGORY
AUDITORS' REPORT
LONG-TERM DEBT BY ISSUE
INDEPENDENT AUDITORS' CONSENT